CONFINDENTIAL TREATMENT REQUESTED

Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and among

TECHNORATI, INC.,

SYNACOR, INC.

and

SHAREHOLDER REPRESENTATIVE SERVICES LLC

Dated as of February 19, 2016

CONFIDENTIAL TREATMENT REQUESTED

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	4.2	Operation of the Business Prior to Closing	19
	4.3	Exclusivity	19
	4.4	Access and Information	19
	4.5	Tax Reporting; Allocation of Consideration; Recording and Filing Fees	20
	4.6	Business Employees	21
	4.7	Commercially Reasonable Efforts	22
	4.8	Business Relationships; Payments	23
	4.9	Non-Competition	23
	4.10	Change of Name	24
	4.11	Payments Under Amended Management Retention Plan	24

5.	CONFIDENTIAL NATURE OF INFORMATION		24
	5.1	Confidentiality Agreement	24
	5.2	Buyer’s Confidential Information	25
	5.3	Public Statements; Confidential Nature of this Agreement and Collateral Agreements	25

6.	CLOSING AND CONDITIONS TO CLOSING		26
	6.1	Closing	26
	6.2	Conditions to Obligations of Buyer	26
	6.3	Conditions to Obligations of Seller	27
	6.4	Deliveries by Seller	28
	6.5	Deliveries by Buyer	29
	6.6	Closing Date	29
	6.7	Contemporaneous Effectiveness	29

7.	POST-CLOSING INDEMNIFICATION		30
	7.1	Survival	30
	7.2	Indemnification	30
	7.3	Limitations on Indemnification	32
	7.4	Indemnification Claims	33
	7.5	Third Party Claims	33
	7.6	Setoff Against, and Release of, Holdback Cash Consideration	35

8.	TERMINATION		35
	8.1	Termination Events	35
	8.2	Effect of Termination	36

9.	MISCELLANEOUS PROVISIONS		36
	9.1	Notices	36
	9.2	Expenses	37
	9.3	Entire Agreement	37
	9.4	Assignment; Binding Effect; Severability	38
	9.5	Dispute Resolution; Venue; and Governing Law	38
	9.6	Specific Enforcement	38
	9.7	Waiver of Jury Trial	39
	9.8	Execution in Counterparts	39

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9.9	No Third-Party Beneficiaries	39
9.10	Other Definitional and Interpretive Matters	39
9.11	Waiver of Agreement	40
9.12	Amendment of Agreement	40
9.13	Seller Representative	41

ANNEX A	Definitions

SCHEDULES

Schedules 1.1(a)	Purchased Intellectual Property
1.1(a)(i)	Trademarks
1.1(a)(ii)	Domain Names
1.1(a)(iii)	Copyrights
1.1(a)(iv)	Patents
Schedule 1.1(d)	Purchased Contracts
Schedule 1.1(e)	Purchased Equipment
Schedule 1.2(d)	Excluded Equipment
Schedule 1.2(e)	Excluded Intellectual Property
Schedule 3.4	Buyer Consents
Schedule 6.4(e)	Seller Consents

Seller Disclosure Schedule

EXHIBITS

Exhibit A	Assignment and Bill of Sale
Exhibit B	Assumption Agreement
Exhibit C	Domain Name Assignment
Exhibit D	Patent Assignment Agreement
Exhibit E	Trademark Assignment Agreement

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CONFINDENTIAL TREATMENT REQUESTED

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made as of this 19th day of February, 2016 by and among TECHNORATI, INC., a Delaware corporation (“Seller”), SYNACOR, INC., a Delaware corporation (“Buyer”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representative of the Seller and the Seller’s securityholders (the “Seller Representative”). Seller, Seller Representative and Buyer may sometimes herein be referred to collectively as the “Parties” and individually as a “Party.” All capitalized terms that are used but not otherwise defined in this Agreement will have the respective meanings ascribed to them in Annex A.

R E C I T A L S

A. Seller is, among other things, engaged in the business of designing, developing, selling, licensing, marketing, distributing, maintaining and supporting the Products (the “Business”);

B. The Business is composed of certain assets that are currently owned by or licensed to Seller and certain liabilities in respect of which Seller is currently obligated; and

C. The Boards of Directors of Buyer and Seller and the stockholders of Seller have approved, and deem it advisable and in the best interests of their respective stockholders, for (i) Seller to sell, transfer, and assign to Buyer, and for Buyer to purchase from Seller, the Purchased Assets (as hereinafter defined), (ii) Seller to assign, and Buyer to assume, the Assumed Liabilities (as hereinafter defined), and (iii) Seller and Buyer to enter into the Collateral Agreements, in each case as more fully described and upon the terms and subject to the conditions set forth herein (such transactions contemplated by this Agreement and/or the Collateral Agreements being referred to herein collectively as the “Transactions”).

NOW, THEREFORE, in consideration of the mutual agreements and covenants herein contained and intending to be legally bound hereby, the Parties hereto hereby agree as follows:

1.	PURCHASE AND SALE OF THE BUSINESS

1.1 Purchase and Sale of Assets. Upon the terms of this Agreement, at the Closing, Seller shall sell, transfer, assign, convey, and deliver to Buyer, and Buyer shall purchase, acquire, and accept from Seller, all right, title and interest of Seller in, to, and under the Purchased Assets, free and clear of all Encumbrances other than Permitted Encumbrances. For purposes of this Agreement, the term “Purchased Assets” means all of the Seller’s right, title, and interest in, to and under the assets, properties, and rights used or held for use in the Business, including without limitation the assets described in paragraphs (a) through (j) below, but excluding the Excluded Assets:

(a) the Purchased Intellectual Property;

(b) the Products;

(c) the Purchased Technology;

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(d) the Purchased Contracts;

(e) the Purchased Equipment;

(f) all Receivables of the Seller related to the Purchased Contracts (the “Purchased Receivables”);

(g) the Business Records; provided, however, that Seller will be entitled to retain a copy of the Business Records;

(h) all Governmental Permits that are assignable and which are required for the operation of the Business as currently conducted;

(i) any attorney-client privilege and attorney work-product protection (including all documents subject to such attorney-client privilege and attorney work-product protection) exclusively related to and resulting from the Purchased Assets that are not related to the Transactions; and

(j) the goodwill of the Business.

1.2 Excluded Assets. Notwithstanding anything in Section 1.1 to the contrary, Seller and Buyer expressly acknowledge and agree that the Purchased Assets will not include, and Seller is not selling, transferring, assigning, conveying or delivering to Buyer, and Buyer shall not purchase, acquire or accept from Seller, any of the following rights, properties or assets (the rights, properties and assets expressly excluded by this Section 1.2 being referred to herein as the “Excluded Assets”):

(a) any cash, cash equivalents, bank deposits, investment accounts, lockboxes, certificates of deposit, marketable securities, bank accounts, corporate credit cards, corporate calling cards or similar items, of the Seller;

(b) the Excluded Contracts;

(c) any rights in any real property other than leasehold interests under any leases included in the Purchased Contracts;

(d) the Excluded Equipment;

(e) the Excluded Intellectual Property;

(f) any Excluded Records;

(g) any Governmental Permits other than Governmental Permits that are assignable and which are required for the operation of the Business as currently conducted;

(h) any claim, right or interest of Seller in or to any refund, rebate, abatement or other recovery for Taxes, but only to the extent that such amount arises from or accrues in any Pre-Closing Tax Period;

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(i) any insurance policies, binders and claims and rights thereunder and the proceeds thereof, including any proceeds from any claims thereunder;

(j) all of the assets of the Seller Benefit Plans;

(k) any rights, rights of recovery, claims, defenses or causes of action of Seller against Third Parties relating to the assets, properties, business or operations of Seller related to, arising from, or incurred in connection with conditions or events occurring prior to the Closing, except for rights of recovery, claims, defenses or causes of action of Seller to the extent related to the Purchased Assets;

(l) except as set forth in Section 1.1(i), (i) any attorney-client privilege and attorney work-product protection of Seller or associated with the Business as a result of legal counsel representing Seller or the Business, including in connection with the Transactions; (ii) all documents maintained by legal counsel as a result of representation of the Seller or the Business; (iii) all documents subject to the attorney-client privilege and work-product protection described in subsection (i); and (iv) all documents maintained by the Seller in connection with the Transactions; and

(m) any securities or equity interests in any Person.

1.3 Purchase Price.

(a) In consideration of the sale, transfer, assignment, conveyance and delivery by Seller of the Purchased Assets to Buyer and the rights granted to Buyer under the Collateral Agreements, Buyer shall (i) pay to Seller at the Closing, an amount in cash equal to two million five hundred thousand dollars ($2,500,000) (the “Closing Cash Consideration”) by wire transfer of immediately available funds to an account designated by Seller’s written instructions provided to Buyer at least two Business Days prior to Closing; (ii) pay to Seller in accordance with Section 1.3(b) below an amount in cash equal to five hundred thousand ($500,000) (the “Holdback Cash Consideration” and together with the Closing Cash Consideration, the “Purchase Price”); and (iii) assume the Assumed Liabilities.

(b) On the Holdback Release Date, Buyer shall promptly pay the Holdback Cash Consideration to Seller, subject to and contingent upon any reduction resulting from payments made or to be made pursuant to claims for indemnification made by a Buyer Indemnified Party prior to the Holdback Release Date in satisfaction of Seller’s indemnification obligations and pursuant to the terms and conditions set forth in Article 7.

1.4 Assumed Liabilities. Upon the terms of this Agreement, at the Closing, Buyer shall accept, assume and agree to pay, perform or otherwise discharge, in accordance with the respective terms and subject to the respective conditions thereof, the Assumed Liabilities. For purposes of this Agreement, the term “Assumed Liabilities” means only the Liabilities set forth or described in this Section 1.4, whether or not any such Liabilities have a value for accounting purposes or are carried or reflected in or specifically referred to in Seller’s financial statements:

(a) any and all Liabilities arising under or pursuant to the Purchased Contracts after the Closing (other than any Liability resulting from a breach of any Purchased Contract by Seller prior to the Closing);

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(b) any and all Liabilities arising from designing, developing, offering for sale, selling, licensing, marketing, supplying, importing, making, using, distributing, maintaining, supporting, performing, displaying, reproducing or creating derivatives of the Products after the Closing;

(c) any and all Permitted Encumbrances;

(d) any and all Liabilities with respect to the Business or the Purchased Assets arising from the conduct of the Business or the ownership of the Purchased Assets by Buyer;

(e) any and all Liabilities relating to equipment leases, capital leases, and deferred purchase obligations with respect to the Purchased Equipment arising on or after the Closing Date;

(f) the Assumed Revenue Share Payables; and

(g) the Assumed PTO Expenses.

1.5 Excluded Liabilities. For the avoidance of doubt, and notwithstanding anything in Section 1.4 to the contrary, Seller and Buyer hereby expressly acknowledge and agree that the Assumed Liabilities will not include, and Seller shall not assign to Buyer pursuant to this Agreement, and Buyer shall not accept or assume or be obligated to pay, perform or otherwise assume or discharge any Liabilities of Seller, whether direct or indirect, known or unknown, absolute, contingent or otherwise, pursuant to or under the Excluded Liabilities. For purposes of this Agreement, the term “Excluded Liabilities” means any and all Liabilities of Seller that do not constitute Assumed Liabilities, including any and all Liabilities set forth or described in the following paragraphs, in each case whether or not any such Liability has a value for accounting purposes or is carried or reflected on, or specifically referred to in, Seller’s financial statements:

(a) any and all Liabilities to the extent arising from, or incurred in connection with, the Excluded Assets;

(b) any and all Liabilities of Seller for Excluded Taxes;

(c) any and all Liabilities of Seller for Transaction Expenses;

(d) the Excluded Revenue Share Payables; and

(e) any and all Liabilities of Seller relating to, arising from, or incurred in connection with (i) any Seller Benefit Plan; and (ii) any compensation-related or other Liabilities relating to the employment or service of any Employee with Seller prior to Closing or the termination of service or employment of any Employee by Seller prior to or following Closing.

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1.6 Non-Assignable Assets.

(a) Nothing in this Agreement nor the consummation of the Transactions contemplated hereby will be construed as an attempt or agreement to sell, transfer, assign, convey or deliver any asset, property or right to Buyer (provided, that this Section 1.6(a) will not affect whether any asset, property or right will, once any required consent or waiver is obtained, be deemed to be a Purchased Asset for any other purpose under this Agreement) or for Buyer and its successors and assigns to assume any Assumed Liability which by its terms or by Law is not transferable or assignable, as applicable, without the consent or waiver of a third party or is terminable or cancelable by a third party in the event of such a transfer or assignment without the consent or waiver of such third party, in each case unless and until such consent or waiver has been obtained (collectively, the “Non-Assignable Assets”).

(b) Seller shall use its commercially reasonable efforts to obtain the Seller Consents (as defined below). To the extent permitted by applicable Law, in the event any such consent or waiver cannot be obtained prior to Closing, (i) the Non-Assignable Assets subject thereto and affected thereby shall be held, as of and from the Closing, by Seller in trust for the benefit of Buyer, and all benefits and obligations existing thereunder will be for Buyer’s account, (ii) Buyer shall pay, perform or otherwise discharge (in accordance with the respective terms and subject to the respective conditions thereof, and in the name of Seller) all of the covenants and obligations of Seller incurred after the Closing with respect to such Non-Assignable Assets, (iii) Seller shall take or cause to be taken, subject to the second sentence of this Section 1.6(b), such actions in its name or otherwise as Buyer may reasonably request so as to provide Buyer with the benefits of such Non-Assignable Assets and to effect the collection of money or other consideration that becomes due and payable under such Non-Assignable Assets, and to pay over to Buyer all money or other consideration received by it in respect of such Non-Assignable Assets in accordance with Section 4.8, and (iv) Buyer and Seller shall mutually cooperate to provide any other alternative arrangements as may be reasonably required to implement the purposes of this Agreement and the Collateral Agreements. If and when such consent or waiver is obtained, Seller shall sell, transfer, assign, convey and deliver such Non-Assignable Asset to Buyer for no additional consideration.

(c) As of and from the Closing Date, Seller authorizes Buyer, to the extent permitted by applicable Law and the terms of the Non-Assignable Assets, at Buyer’s expense, to perform all the obligations and receive all the benefits of Seller under the Non-Assignable Assets.

1.7 Further Assurances; Further Conveyances and Assumptions. From time to time following the Closing, Seller and Buyer shall execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases and acquittances and such other instruments, and shall take such further actions, as may be necessary or appropriate to fully and effectively transfer, assign and convey unto Buyer and its successors or assigns, as applicable, all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be transferred, assigned or conveyed to Buyer under this Agreement and the Collateral Agreements and for Buyer and its successors and assigns to fully and effectively assume the Assumed Liabilities under this Agreement, and to otherwise make effective the Transactions and to confirm Buyer’s title to or interest in the Purchased Assets, to put Buyer in actual possession and

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operating control thereof and to assist Buyer in exercising all rights with respect thereto, including (i) transferring back to Seller any asset or liability not contemplated by this Agreement to be a Purchased Asset or an Assumed Liability, respectively, which asset or liability was transferred to Buyer at the Closing, and (ii) transferring to Buyer any asset or liability contemplated by this Agreement to be a Purchased Asset or an Assumed Liability, respectively, which was not transferred to Buyer at the Closing.

1.8 Bulk Sales Law. Buyer hereby waives compliance by Seller with the requirements and provisions of any “bulk sales,” “bulk transfer” or any similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Buyer.

1.9 Withholding Rights. Buyer shall be entitled to deduct and withhold from the consideration otherwise deliverable under this Agreement, and from any other payments otherwise required pursuant to this Agreement such amounts as Buyer is required to deduct and withhold with respect to any such deliveries and payments under any provision of state, local, provincial or foreign Tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to Seller in respect of which such deduction and withholding was made.

1.10 Reconciliation of Receivables and Assumed Revenue Share Payables. Following the Closing, Buyer shall use its reasonable best efforts to collect the Purchased Receivables. Promptly following the end of the third full calendar month following the Closing Date and each calendar month thereafter until all Purchased Receivables have been collected, settled or written off, Buyer shall deliver to Seller a statement describing in reasonable detail (a) the cumulative amount of Purchased Receivables collected by Buyer up to that time (the “Collected Receivables”) and (b) the amount, if any, by which the Collected Receivables exceeds the amount of Assumed Revenue Share Payables (such excess, the “Excess Collected Receivables”). Promptly following the delivery of each such statement, Buyer (i) will retain for itself 50% of the amount of Excess Collected Receivables until the aggregate amount so retained equals (x) $150,000 minus (y) one-half of the amount of Excluded Revenue Share Payables minus (z) the amount of cash paid by Seller to Business Employees (other than [*]) in lieu of accrued paid time off as a result of a termination of their employment in connection with the Transactions and (ii) will pay to Seller, via wire transfer of funds to an account designated in writing by Seller, the remainder of the Excess Collected Receivables. The payment to Seller pursuant to the foregoing sentence, if any, will be deemed to be an addition to the Purchase Price.

[*]	CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

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2.	REPRESENTATIONS AND WARRANTIES OF SELLER

Subject to the exceptions set forth in the Seller Disclosure Schedule delivered by Seller to Buyer concurrently with the execution of this Agreement (which disclosures will delineate the section or subsection to which they apply but will also qualify such other sections or subsections in this Article 2 to the extent that it is reasonably apparent (without a specific cross-reference) on its face from a reading of the disclosure items that such disclosure is applicable to such other section or subsection), Seller represents and warrants to Buyer that:

2.1 Organization and Qualification; No Subsidiaries.

(a) Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to carry on the Business as currently conducted and to own or lease and operate the Purchased Assets owned or leased by it. Seller is duly qualified to do business and is in good standing as a foreign corporation (in any jurisdiction that recognizes such concept) in each jurisdiction where the ownership or operation of the Purchased Assets or the operation or conduct of the Business requires such qualification, except where the failure to be so qualified or in good standing individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect.

(b) Seller does not own, of record or beneficially, or control any direct or indirect equity or other interest, or any right (contingent or otherwise) to acquire the same, in any corporation, partnership, limited liability company, joint venture, association or other entity. Seller is not a member of (nor is any part of Seller’s business conducted through) any partnership, nor is Seller a participant in any joint venture or similar arrangement.

2.2 Authorization. Seller has full corporate power and authority to execute and deliver this Agreement and the Collateral Agreements to which it will be a party and to consummate the Transactions. The execution, delivery and performance by Seller of this Agreement and the Collateral Agreements to which it will be a party and the consummation by Seller of the Transactions have been duly authorized (i) in accordance with all necessary corporate approval requirements of Seller, (ii) by the holders of a majority of the outstanding shares of Seller’s Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis) and (iii) by the holders of a majority of the outstanding shares of Seller’s Preferred Stock and Seller’s Common Stock (voting together as a single class and not as separate series, and on an as-converted basis), in each case where required by applicable Law, and no other corporate action on the part of Seller is necessary to authorize the execution and delivery by Seller of this Agreement or any Collateral Agreement to which it will be a party or the consummation of the Transactions by Seller.

2.3 Binding Effect. This Agreement has been duly executed and delivered by Seller and this Agreement is, and the Collateral Agreements will be when executed and delivered by Seller, enforceable against Seller in accordance with their respective terms, except to the extent that enforcement of the rights and remedies created hereby and thereby may be affected by bankruptcy, reorganization, moratorium, insolvency and similar Laws of general application affecting the rights and remedies of creditors and by general equity principles.

2.4 Non-Contravention; Consents.

(a) Assuming that all Seller Consents (as defined below) have been obtained, the execution, delivery and performance of this Agreement and the Collateral Agreements by Seller and the consummation of the Transactions by Seller do not and will not: (i) result in a breach or violation of any provision of Seller’s certificate of incorporation or by-laws or other similar organizational documents, (ii) violate or result in a breach of or constitute an occurrence of default under any provision of, result in the acceleration or cancellation of any material

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obligation under, or give rise to a right by any party to terminate or amend its obligations under, any material mortgage, agreement, license, deed of trust, note, loan, indenture, lien, lease, instrument, order, or judgment to which Seller is a party or by which it is bound and which relates to the Business or the Purchased Assets, or (iii) violate in any material respect any Law of any Governmental Authority having jurisdiction over Seller or the Purchased Assets.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Person is required to be obtained by Seller in connection with the execution and delivery of this Agreement or by Seller in connection with the execution and delivery of the Collateral Agreements or for the sale of the Purchased Assets and the consummation of the Transactions by Seller, except for the consents or approvals of Third Parties that are required to transfer or assign to Buyer any Purchased Assets or assign the benefits of or delegate performance with regard thereto, for Seller to perform its obligations under this Agreement or for Seller to perform its obligations under the Collateral Agreements, all of which are identified in Section 2.4(b) of the Seller Disclosure Schedule (the “Seller Consents”).

2.5 Title; Sufficiency.

(a) Seller has good, valid, and marketable ownership of and title to, or a valid leasehold interest in, the Purchased Equipment, free and clear of all Encumbrances except Permitted Encumbrances, and upon consummation of the Transactions, Buyer will acquire good, valid, and marketable title to, or a valid leasehold interest in, such Purchased Equipment, free and clear of all Encumbrances except Permitted Encumbrances and Encumbrances arising out of any actions of Buyer.

(b) Except for the Excluded Assets and the items set forth on Section 2.5(b) of the Seller Disclosure Schedule and assuming that all Seller Consents have been obtained prior to Closing, the Purchased Assets (i) constitute all of the assets, properties and rights, in each case either owned by or licensed or leased to Seller, whether tangible or intangible, real or personal, that are used in or held for use in the operation of the Business and (ii) are sufficient to enable Buyer, immediately following the Closing, to continue to conduct the Business in substantially the same manner as currently conducted by the Seller and to prosecute all rights under the Purchased Contracts to the same extent such rights inhered in Seller.

2.6 Governmental Permits. Section 2.6 of the Seller Disclosure Schedule sets forth, as of the date hereof, a complete and accurate list of all material Governmental Permits (i) pursuant to which Seller currently leases, operates or holds any interest in any Purchased Assets, or (ii) which are required for the operation of the Business as currently conducted. Seller owns, holds or possesses in its own name, all material Governmental Permits that are required by currently effective Laws and necessary to own or lease, operate and use the Purchased Assets and to operate the Business as currently conducted, all of which are in full force and effect, except for such Governmental Permits the absence of which individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect. Seller is not in material violation of or in material default under any such Governmental Permits. As of the date of this Agreement, no proceeding is pending or, to Seller’s Knowledge, threatened to revoke or limit any such Governmental Permit.

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2.7 Real Property; Leases.

(a) None of the real property used or occupied by Seller (“Seller Real Property”) is owned by Seller. All of Seller Real Property is leased or subleased by Seller.

(b) Section 2.7(b) of Seller Disclosure Schedule sets forth all leases, subleases and other agreements pursuant to which Seller derives its rights in Seller Real Property (the “Leases”), including, with respect to each such Lease, the identity of the landlord or sublandlord, the addresses, the date of such Lease and each amendment thereto. If any of the Leases is a sublease, then, any applicable master/prime lease and its parties shall also be described, and similar details set forth, on Section 2.7(b) of Seller Disclosure Schedule, and, to Seller’s Knowledge, all of the representations in this Section 2.7 regarding the status of such Lease are also hereby made as to such master/prime lease.

(c) The Leases are valid, binding and enforceable in accordance with their respective terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereinafter in effect relating to creditors’ rights generally or to general principles of equity, and to Seller’s Knowledge, there does not exist under any such Lease or under any agreement constituting a Permitted Lien on Seller Real Property any material default by Seller or, to Seller’s Knowledge, by any other Person, or any event that, with or without notice or lapse of time or both, would constitute a material default by Seller or by any other Person. Except as set forth on Section 2.7(b) of Seller Disclosure Schedule no consents, waivers or approvals relating to Seller Real Property are required in connection with the Transactions, whether under the Leases or under any Permitted Liens.

2.8 Compliance With Laws; Litigation.

(a) Except as set forth in Section 2.8(a) of the Seller Disclosure Schedule, Seller has operated the Business at all times in compliance in all material respects with all applicable Laws (including any applicable environmental, labor, export control or foreign corrupt practices Law) to which Seller is or was subject. Seller has not received any written notice or, to Seller’s Knowledge, other communication from any Governmental Authority or any other Person regarding any actual, alleged, possible or potential violation of, or failure to comply with, any applicable Law. Neither Seller nor, to Seller’s Knowledge, any of its directors, officers or employees or any agents or any other Person acting on behalf of any such Person have, with respect to the Business, (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to any political activity or (b) made any unlawful payment to any government official or employee or any political party or campaign or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or the OECD Convention on Combating Bribery of Foreign Public Officials in Business Transactions.

(b) As of the date hereof, except as set forth on Section 2.8(b) of the Seller Disclosure Schedule, (i) no Order is in effect, (ii) there is no Action or governmental investigation pending or, to Seller’s Knowledge, threatened against Seller; and (iii) there is no Action by Seller pending, or that Seller intends to initiate, against any other Person, in each case that (A) relates to the Business or the Purchased Assets or (B) seeks to restrain or enjoin the consummation of the Transactions.

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2.9 Business Employees.

(a) Section 2.9(a) of the Seller Disclosure Schedule contains a true, correct and complete list, as of the date specified on such list, of all Business Employees, showing for each Business Employee, the name or employee ID number, position held, status as exempt/non-exempt, whether full- or part-time, service commencement date and base salary or base wage rate and target annual cash bonus opportunity as of the date specified on such list. Section 2.9(a) of the Seller Disclosure Schedule also contains a true, correct and complete list of all non-U.S. citizens or permanent residents currently employed by Seller in the U.S. as Business Employees along with their visa status, visa expiration date and a summary of the status of any formal Seller efforts to extend the current visa status or convert the visa status of such individuals to some other visa status, in order to extend their availability to the Business as Business Employees. None of the Business Employees is represented by a union nor is the Seller party to any collective bargaining agreements or other agreements with any labor organization that apply or are reasonably likely to apply to the Business or the Business Employees.

(b) Except as set forth in Section 2.9(b) of the Seller Disclosure Schedule or as required by applicable Laws, in the U.S., (i) the employment of each Business Employee is terminable by the Seller at will, and (ii) no Business Employee is entitled to receive severance pay or other post-termination severance benefits from Seller or wages or payments for accrued but unused vacation time, sick time, or paid time off under any Seller Benefit Plan following the termination of such Business Employee’s employment with Seller. To Seller’s Knowledge, no Business Employee is in violation of any term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such Business Employee to be employed by the Seller because of the nature of the Business or to the use of trade secrets or proprietary information of others in the Business.

(c) Section 2.9(c) of the Seller Disclosure Schedule identifies, as of the date hereof, each Seller Benefit Plan. With respect to each Seller Benefit Plan, Seller has made available to Buyer true, correct and complete copies of the most recent summary plan description or other written description thereof. Each Seller Benefit Plan is operated in compliance in all material respects with its terms and with all applicable Laws, including ERISA. Each Seller Benefit Plan which is a Pension Plan and which is intended to be qualified under Section 401(a) of the Code has received a current favorable determination letter from the Internal Revenue Service, a copy of which has been made available to Buyer, and, to Seller’s Knowledge, no circumstances have occurred that would reasonably be expected to result in revocation of such favorable determination letter or adversely affect the qualification of such Pension Plan. None of Seller or any of its Affiliates has any Liability with respect to a plan that is subject to Title IV of ERISA that could reasonably become a Liability of Buyer. Except as set forth on Section 2.9(c) of the Seller Disclosure Schedule, there are no participant loans of any Business Employee outstanding under Seller’s tax-qualified employee savings plan(s) maintained in the U.S. (the “Seller 401(k) Plan”). Neither the Seller nor any ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA or any “multiemployer plan” as such term is defined in Section 413(c) of the Code.

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(d) With respect to the Business Employees, there is not pending or existing, and to Seller’s Knowledge there is not threatened, (i) any strike, slowdown, picketing, organized work stoppage, or other material labor dispute; (ii) any application for certification of a collective bargaining agent; or (iii) any union organizing attempts.

(e) Except as set forth in Section 2.9(e) of the Seller Disclosure Schedule, Seller has not implemented any plant closings or employee layoffs that would give rise to any Liability, either in respect of the Business or the Business Employees, or at any worksite where the Business Employees are located, under the Worker Adjustment and Retraining Notification Act of 1998, as amended, or any similar Law (collectively, the “WARN Act”). The Seller has not caused any of its Employees to suffer an “employment loss” (as defined in the WARN Act) during the 90-day period immediately preceding the date hereof.

(f) Except as set forth in Section 2.9(f) of the Seller Disclosure Schedule, the execution and delivery of this Agreement and the Collateral Agreements by Seller, the performance by Seller of its obligations hereunder and thereunder and the consummation by Seller of the Transactions will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Seller Benefit Plan that will or may result in any compensatory payment, acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Business Employee.

(g) Seller is and has been in compliance in all material respects with all applicable Laws pertaining to employment and employment practices to the extent they relate to Business Employees, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance. All individuals characterized and treated by Seller as consultants or independent contractors of the Business are properly treated as independent contractors under all applicable Laws. All Business Employees classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified. Except as set forth in Section 2.9(g) of the Seller Disclosure Schedule, there are no Actions against Seller pending, or to the Seller’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former applicant, employee, consultant, volunteer, intern or independent contractor of the Business, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wages and hours or any other employment related matter arising under applicable Laws.

2.10 Contracts.

(a) Section 2.10(a) of the Seller Disclosure Schedule contains a true, correct and complete list, as of the date hereof, of the following Contracts to which Seller is a party, that are currently in force and that are used exclusively in the Business:

(i) each Contract that involves performance of services or delivery of goods or materials by Seller of an amount or value in excess of $50,000 in the aggregate over the last three (3) years;

CONFIDENTIAL TREATMENT REQUESTED

(ii) each Contract that involves performance of services or delivery of goods or materials to Seller of an amount or value in excess of $50,000 in the aggregate over the last three (3) years;

(iii) each Contract that is a lease of real or personal property;

(iv) each Contract containing any covenant limiting the freedom of Seller to engage in the Business or to compete with any person in the Business;

(v) each Contract that involves performance of services or delivery of goods or materials by or to Seller which includes a most favored customer pricing covenants or exclusivity, or involving provisions restricting or affecting the development, manufacture or distribution of the Products;

(vi) each Contract that expressly grants any right, title or interest to Seller under any Intellectual Property of a Third Party, except for standard end-user, object code, internal-use licenses to software that is generally commercially available;

(vii) each Contract that involves performance of services or delivery of goods or materials by or to Seller which includes a Source Code escrow agreement;

(viii) each Contract that is a distribution, joint marketing, partnership, joint venture or development agreement or similar Contract with respect to Products or services;

(ix) any settlement agreement under which Seller has ongoing obligations related to the Business;

(x) any Contract (other than Contracts with customers) involving indemnification by Seller with respect to infringements of proprietary rights; or

(xi) any other Contract not made in the ordinary course of business that is material to the Business.

(b) Each Purchased Contract is valid, binding and enforceable against Seller, and to Seller’s Knowledge, the other parties thereto in accordance with its terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereinafter in effect relating to creditors’ rights generally or to general principles of equity, and is in full force and effect. Except as identified in Section 2.10(b) of the Seller Disclosure Schedule, Seller is not, and has not received any written notice that it is, in default under or in breach of or is otherwise delinquent in performance under any Purchased Contract, and, to Seller’s Knowledge, each of the other parties thereto has performed all obligations required to be performed by it under, and is not in default under, any Purchased Contract and no event has occurred that, with notice or lapse of time, or both, would constitute such a default, except for breaches, failures of performance or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

CONFIDENTIAL TREATMENT REQUESTED

2.11 Intellectual Property.

(a) Section 2.11(a) of the Seller Disclosure Schedule sets forth, with the application number, application date, registration/issue number, registration/issue date, title or mark, country or other jurisdiction, status thereof (including any and all actions that are due or must be taken, or payments and/or filings that are due or must be made within 90 days of the Closing Date to obtain, maintain, perfect or renew such Intellectual Property) and owner(s), as applicable, a complete and correct list of all the following Purchased Intellectual Property active as of the date of this Agreement: (i) registered Trademarks, pending Trademark applications, and unregistered trademarks; (ii) registered Copyrights and pending Copyright applications; (iii) Domain Names; and (iv) issued Patents or pending Patent applications. All of the Purchased Intellectual Property is valid, subsisting, in full force and effect, and has not expired or been cancelled or abandoned. All necessary documents and certificates in connection with the Purchased Intellectual Property have been filed with, and all relevant fees have been paid to, the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of perfecting, prosecuting and maintaining the Purchased Intellectual Property, and any and all renewal and maintenance fees, annuities or other fees payable to any Governmental Authority to maintain such Purchased Intellectual Property as active and due before Closing and within 90 days thereafter have been paid in full through Closing. After the Closing, Seller shall not register, attempt to register, obtain, or use any domain name, trademark, service mark or trade name that is included in the Purchased Assets or is confusingly similar thereto anywhere in the world.

(b) Seller has not granted any license, covenant not to sue or title (in whole or in part) or any rights to any of the Purchased Intellectual Property other than pursuant to a Contract listed in Section 2.10(a) of the Seller Disclosure Schedule or standard end-user, object code, internal-use software licenses granted by the Seller in the ordinary course of business.

(c) The Purchased Intellectual Property is not the subject of any judgment, order, writ, injunction or decree of any Governmental Authority, and to Seller’s Knowledge, no such thing is threatened against Seller involving the Purchased Intellectual Property, except for office actions by the applicable Governmental Authorities in the normal course of prosecution efforts to register or issue the Purchased Intellectual Property listed in Section 2.11(a) of the Seller Disclosure Schedule.

(d) The Purchased Intellectual Property is sufficient for the conduct of the business with respect to the Products as currently conducted. Seller has not transferred ownership of, or agreed to transfer ownership of, any Intellectual Property that is included in the Purchased Intellectual Property to any third party. Except as set forth on Section 2.11(d) of the Seller Disclosure Schedule, none of the Purchased Intellectual Property or research, design, development, manufacture, marketing, use, sale, offer for sale, supply, use, modification, hosting, distribution, license, support or import of the Products, as of the Closing Date, infringes, dilutes, misappropriates, or otherwise violates the Intellectual Property right of any other Person prior to the Closing Date, and Seller is not aware of any potential basis for such infringement,

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misappropriation, dilution or violation prior to the Closing Date. Except as set forth on Section 2.11(d) of the Seller Disclosure Schedule, there is no Action pending against Seller that alleges that the Products or Purchased Intellectual Property infringe, dilute, misappropriate, violate, or constitute the unauthorized use of the Intellectual Property of any Person. Except as set forth on Section 2.11(d) of the Seller Disclosure Schedule, Seller has not received any written offers to license Intellectual Property relating to the Products or written notice that an Action will be brought against Seller relating to the Products. Except as set forth on Section 2.11(d) of the Seller Disclosure Schedule, to Seller’s Knowledge, none of the Purchased Intellectual Property has been or is currently being infringed, misappropriated or otherwise violated by any Person in any material respect, and Seller is not aware of any potential basis for such infringement, misappropriation or violation.

(e) Any Employee who has made a material contribution to any Purchased Intellectual Property has signed a Proprietary Information and Inventions Agreement or consulting agreement containing proprietary information, confidentiality and assignment provisions that provide for (i) the non-disclosure by such Person of any of Seller’s Confidential Information of the Business and (ii) the assignment (with no exclusions) by such Person to Seller of all Intellectual Property rights arising out of such Person’s employment or engagement by, or contract with, Seller. Without limiting any other provision of this Agreement, no Employee of Seller owns or has any right to the Purchased Intellectual Property, nor has any Employee made any assertions with respect to any alleged ownership or rights thereto.

(f) Seller has taken reasonable steps to prosecute, protect, maintain and preserve its respective rights in Confidential Information and Intellectual Property that constitutes the Purchased Intellectual Property. Except as set forth on Section 2.11(f) of the Seller Disclosure Schedule, to Seller’s Knowledge, none of the Confidential Information that constitutes a material portion of the Purchased Intellectual Property, as of the Closing Date, has been disclosed to any Person without Seller’s express knowledge and authorization prior to the Closing Date.

(g) Except as set forth in Section 2.11(g) of the Seller Disclosure Schedule, Seller has good, marketable, and valid title to and ownership of the Purchased Intellectual Property and the Purchased Technology, free and clear of all Encumbrances except Permitted Encumbrances.

(h) Seller has complied with all applicable Laws, regulations and self-regulatory principles and its respective internal privacy policies relating to the use, collection, storage, disclosure and transfer of any personally identifiable information, including personal data, or non-public customer information collected by Seller or by third parties having authorized access to the records of Seller with respect to the Products. The execution, delivery and performance of this Agreement by Seller, will comply in all respects with all applicable Laws, regulations and self-regulatory principles. Seller has not received a written complaint regarding Seller’s collection, use or disclosure of personally identifiable information, including personal data, or non-public customer information in respect of the Products.

CONFIDENTIAL TREATMENT REQUESTED

2.12 Taxes.

(a) All material U.S. federal, state, local, and non-U.S. Tax Returns of Seller have been timely filed, and such Tax Returns are true and correct in all material respects and have been completed in accordance with applicable Law in all material respects.

(b) (i) All material Taxes required to be paid by or on behalf of Seller have been timely paid, and (ii) all material U.S. federal and state and non-U.S. income taxes, material Federal Insurance Contribution Act amounts, material Federal Unemployment Tax Act amounts and other material Taxes required to be paid or withheld by Seller with respect to employees and other third parties of Seller have been timely paid or withheld (and withheld amounts have been timely paid over to the appropriate Taxing Authority). There are no Encumbrances for Taxes upon the Purchased Assets, except for Permitted Encumbrances.

(c) There is no material Tax deficiency outstanding, assessed in writing or proposed in writing against or with respect to Seller.

(d) No written agreement, written waiver or other written arrangement extending or having the effect of extending the period for assessment or collection of Taxes (including, but not limited to, any applicable statute of limitation) or the period for filing any Tax Return has been executed or filed with any Taxing Authority by or on behalf of Seller.

(e) Seller has not been notified in writing of any request for an audit, examination or proceeding with respect to any material Tax Return of Seller, nor is any such audit, examination or proceeding presently in progress. No adjustment relating to any material Tax Return filed by Seller has been proposed in writing by any Taxing Authority. As of the date hereof, there is outstanding no written claim that the Seller is or may be subject to taxation in a jurisdiction in which it does not file Tax Returns.

(f) There is no agreement, plan, arrangement or other Contract covering any current or former Business Employee or to which the Seller is a party or by which the Seller is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or would reasonably be expected to, as a result of the transactions contemplated hereby (whether alone or upon the occurrence of any additional or subsequent events) be characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law). No security of the Seller is readily tradable on an established securities market or otherwise (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) such that the Seller is ineligible to seek shareholder approval in a manner that complies with Section 280G(b)(5) of the Code. The Seller has not ever had any obligation to report, withhold or gross up any excise Taxes under Section 280G or Section 4999 of the Code. Section 2.12(f) of the Seller Disclosure Schedule lists each Person who the Seller reasonably believes is, with respect to the Seller, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined as of the date hereof.

(g) Section 2.12(g) of the Seller Disclosure Schedule contains a list of each Seller Benefit Plan in which a Business Employee participates that is a “non-qualified deferred

CONFIDENTIAL TREATMENT REQUESTED

compensation plan” within the meaning of Section 409A(d)(1) of the Code. Each such Seller Benefit Plan has been operated in compliance with Section 409A of the Code and the regulations issued thereunder. The Seller has not ever had any obligation to report, withhold or gross up any Taxes with respect to any Business Employee under Section 409A of the Code.

2.13 Affiliated Transactions. Section 2.13 of the Seller Disclosure Schedule sets forth a true, complete and correct list of all Contracts between Seller, on the one hand, and Seller’s Affiliates, on the other hand, that are included in the Purchased Contracts. All such Contracts were entered into on an arm’s-length basis and have terms no less favorable to the Business than those available to non-Affiliates of Seller.

2.14 Financial Statements. Seller has delivered to Buyer: (a) an unaudited balance sheet of Seller as at December 31, 2015 (including the notes thereto, the “Balance Sheet”), and the related unaudited statements of income, changes in shareholders’ equity and cash flows for the fiscal year then ended, including in each case the notes thereto; (b) an audited balance sheet of Seller as at December 31, 2013, and the related audited statements of income, changes in shareholders’ equity and cash flows for the fiscal year then ended, including in each case the notes thereto together with the report thereon of Moss Adams LLC, independent certified public accountants; and (c) an unaudited balance sheet of Seller as at December 31, 2014 and the related unaudited statements of income, changes in shareholders’ equity, and cash flows for the fiscal year then ended, including in each case the notes thereto, certified by Seller’s chief executive officer. Such financial statements fairly present in all material respects the financial condition and the results of operations, changes in shareholders’ equity and cash flows of Seller as at the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP. The financial statements referred to in this Section 2.14 reflect the consistent application of such accounting principles throughout the periods involved, except as disclosed in the notes to such financial statements. The financial statements have been prepared from and are in accordance with the accounting records of Seller. Seller has also delivered to Buyer copies of all letters from Seller’s auditors to Seller’s board of directors or the audit committee thereof during the twenty-four (24) months preceding the execution of this Agreement, together with copies of all responses thereto. Except as set forth in Section 2.14 of the Seller Disclosure Schedule, Seller has no Liability except for Liabilities reflected or reserved against in the Balance Sheet and current liabilities incurred in the ordinary course of business of Seller since the date of the Balance Sheet.

2.15 No Material Adverse Effect. Since the date of the Balance Sheet, there has not been any Material Adverse Effect.

2.16 Accounts Receivable. All Receivables included in the Purchased Assets represent or will represent valid obligations arising from sales actually made or services actually performed by Seller in the ordinary course of business. There is no contest, claim, defense or right of setoff, other than returns in the ordinary course of business of Seller, under any Purchased Contract with any account debtor of a Receivable relating to the amount or validity of such Receivable. Section 2.16 of the Seller Disclosure Schedule contains a complete and accurate list of all Receivables for the Purchased Contracts as of the date of the Balance Sheet, which list sets forth the aging of each such Receivable.

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2.17 Brokers. Except as set forth on Section 2.17 of the Seller Disclosure Schedule, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based on arrangements made by or on behalf of Seller.

2.18 No Other Representations or Warranties. Except for the representations and warranties contained in this Article 2, none of Seller, any Affiliate of Seller or any other Person makes any representations or warranties, and Seller hereby disclaims any other representations or warranties, whether made by Seller or an Affiliate of Seller, or any of their respective Representatives, with respect to the execution and delivery of this Agreement or any Collateral Agreement, any of the Transactions or the Business, notwithstanding the delivery or disclosure to Buyer or its Representatives of any documentation or other information with respect to one or more of the foregoing.

3.	REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that:

3.1 Organization and Qualification. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite corporate power and authority to carry on its business as currently conducted and to own or lease and operate its properties. Buyer is duly qualified to do business and is in good standing as a foreign corporation (in any jurisdiction that recognizes such concept) in each jurisdiction where the ownership or operation of their assets or the operation or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Buyer Material Adverse Effect.

3.2 Authorization. Buyer has all requisite corporate power and authority to execute and deliver this Agreement and the Collateral Agreements to which it is a party and to effect the Transactions and the execution, delivery and performance of this Agreement and the Collateral Agreements have been duly authorized by all requisite corporate action.

3.3 Binding Effect. This Agreement has been duly executed and delivered by Buyer, and this Agreement is, and the Collateral Agreements when duly executed and delivered by Buyer will be, valid and legally binding obligations of Buyer, enforceable against it in accordance with their respective terms, except to the extent that enforcement of the rights and remedies created hereby and thereby may be affected by bankruptcy, reorganization, moratorium, insolvency and similar Laws of general application affecting the rights and remedies of creditors and by general equity principles.

3.4 Consents and Filings. Except as listed on Schedule 3.4, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Person (including any federal, state or local governmental authority) is required on the part of the Buyer in connection with the execution and delivery of this Agreement and the Collateral Agreements or the consummation of the Transactions.

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3.5 No Violations. The execution, delivery and performance of this Agreement and the Collateral Agreements by the Buyer, and the consummation of the Transactions do not and will not: (i) result in a breach or violation of any provision of the Buyer certificate of incorporation or by-laws, (ii) violate or result in a breach of or constitute an occurrence of default under any provision of, result in the acceleration or cancellation of any obligation under, or give rise to a right by any party to terminate or amend its obligations under, any mortgage, deed of trust, conveyance to secure debt, note, loan, indenture, lien, lease, agreement, instrument, order, judgment, decree or other arrangement or commitment to which Buyer is a party or by which it or its assets or properties are bound, or (iii) violate any Law of any Governmental Authority having jurisdiction over Buyer or any of its properties, other than in the case of clauses (ii) and (iii), any such violations, breaches, defaults, accelerations or cancellations of obligations or rights that, individually or in the aggregate, have not had and would not reasonably be expected to have a Buyer Material Adverse Effect.

3.6 Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or, to the Buyer’s knowledge, investigation pending or to the Buyer’s knowledge, currently threatened that questions the validity of the Collateral Agreements or the right of the Buyer to enter into them, or to consummate the Transactions.

3.7 No Other Representations or Warranties. Except for the representations and warranties contained in this Article 3, none of Buyer, any Affiliate of Buyer or any other Person makes any representations or warranties, and Buyer hereby disclaims any other representations or warranties, whether made by Buyer or an Affiliate of Buyer, or any of their respective Representatives, with respect to the execution and delivery of this Agreement or any Collateral Agreement, or any of the Transactions, notwithstanding the delivery or disclosure to Seller or its Representatives of any documentation or other information with respect to one or more of the foregoing.

4.	CERTAIN COVENANTS

4.1 Access and Investigation Prior to Closing. Between the date of this Agreement and the Closing Date, and upon reasonable advance notice received from Buyer, Seller shall (a) afford Buyer and its Representatives full and free access, during regular business hours, to Seller’s personnel, properties, Contracts, Governmental Permits, Business Records and other documents and data, such rights of access to be exercised in a manner that does not unreasonably interfere with the operations of Seller; (b) furnish Buyer and its Representatives with copies of all such Contracts, Governmental Permits, Business Records and other existing documents and data as Buyer may reasonably request; (c) furnish Buyer and its Representatives with such additional financial, operating and other relevant data and information as Buyer may reasonably request; and (d) otherwise cooperate and assist, to the extent reasonably requested by Buyer, with Buyer’s investigation of the properties, assets and financial condition related to Seller, in each case, subject to any limitations that are reasonably required to preserve any applicable attorney-client privilege or Third Party confidentiality obligation in which case Seller and Buyer, as the case may be, will use commercially reasonable efforts to develop an alternative means to provide any such information that is subject to such limitations.

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4.2 Operation of the Business Prior to Closing. To the extent permitted by applicable Law, between the date of this Agreement and the Closing, Seller shall (i) conduct the Business only in the ordinary course of business; (ii) use its commercially reasonable efforts to preserve intact its current business organization, keep available the services of its officers, employees and agents as relates to the Business and maintain its relations and good will with suppliers, customers, landlords, creditors, employees, agents and others having business relationships with it as relates to the Business; (iii) continue to collect its accounts receivable in the ordinary course of business and shall not take any action to accelerate, settle, discount, factor, or sell any such accounts receivable; (iv) continue to invoice its customers in the ordinary course of business and shall not take any action to accelerate, settle, discount, factor, or sell the right to invoice or otherwise collect payment from such customers; (v) confer with Buyer prior to implementing operational decisions of a material nature; and (vi) at the request of Buyer, report periodically to Buyer concerning the status of the Business and its operations and finances.

(b) Except as otherwise expressly permitted herein or in any Collateral Agreement, between the date of this Agreement and the Closing Date, Seller shall not, without the prior written consent of Buyer, (i) take any affirmative action, or fail to take any reasonable action within its control, as a result of which any of the representations and warranties in Article 2 would become untrue or inaccurate; (ii) make any modification to any Contract or Governmental Permit included in the Purchased Assets; or (iii) enter into any compromise or settlement of any litigation, proceeding or governmental investigation relating to the Purchased Assets, the Business or the Assumed Liabilities.

4.3 Exclusivity. Until such time as this Agreement shall be terminated pursuant to Section 8.1, Seller shall not directly or indirectly solicit, initiate, encourage or seek any inquiries or proposals from, discuss or negotiate with, provide any nonpublic information to or participate in any discussions or negotiations with any Person (other than Buyer) relating to, any business combination transaction involving Seller, including the sale by Seller’s stockholders of Seller’s stock, the merger or consolidation of Seller or the sale of the Business or any of the Purchased Assets (other than in the ordinary course of business). Seller shall notify Buyer of any such inquiry or proposal within 24 hours of receipt of the same by Seller; provided, however, that except for the fact that an inquiry or proposal has been made, Seller may omit from any such notice to Buyer information that Seller is legally prohibited from disclosing to Buyer pursuant to a nondisclosure or confidentiality agreement entered into prior to the date of that certain Letter of Intent between Seller and Buyer, or December 7, 2015.

4.4 Access and Information. After the Closing, Seller and Buyer shall provide to each other and to their respective Representatives, upon request (subject to any limitations that are reasonably required to preserve any applicable attorney-client privilege or Third Party confidentiality obligation in which case Seller and Buyer, as the case may be, will use commercially reasonable efforts to develop an alternative means to provide any such information that is subject to such limitations), reasonable access for inspection and copying of all Business Records, Governmental Permits, Contracts and any other information (other than personnel and medical records) existing as of the Closing Date and relating to the Business, the Purchased Assets or the Assumed Liabilities, and shall make their respective personnel reasonably available for interviews, depositions and testimony in any legal matter concerning Transactions, the operations or activities relating to the Business, the Purchased Assets or the Assumed Liabilities,

CONFIDENTIAL TREATMENT REQUESTED

and as otherwise may be necessary or desirable to enable the Party requesting such assistance to: (i) comply with any reporting, filing or other requirements imposed by any Governmental Authority; (ii) assert or defend any claims or allegations in any litigation or arbitration or in any administrative or legal proceeding other than claims or allegations that one Party to this Agreement has asserted against the other; or (iii) subject to clause (ii) above, perform its obligations under this Agreement or any Collateral Agreement. The Party requesting such information or assistance shall reimburse the other Party for all reasonable and necessary out-of-pocket costs and expenses incurred by such Party in providing such information and in rendering such assistance. The access to files, books and records contemplated by this Section 4.4 will be during normal business hours and upon reasonable prior notice and will be subject to such reasonable limitations as the Party having custody or control thereof may impose to preserve the confidentiality of information contained therein.

4.5 Tax Reporting; Allocation of Consideration; Recording and Filing Fees.

(a) Subject to Section 4.5(d) below, Seller shall be responsible for the preparation and filing of all Tax Returns of Seller (including Tax Returns required to be filed after the Closing Date) to the extent such Tax Returns include (i) the use or ownership of the Purchased Assets by Seller, or (ii) during any Pre-Closing Tax Period, the conduct of the Business (“Seller’s Returns”). Seller’s Returns will be true, complete and correct and prepared in accordance with applicable Law, each in all material respects. Seller will be responsible for and shall pay when due any and all Taxes attributable to or levied or imposed upon the Purchased Assets or related to the conduct of the Business for any Pre-Closing Tax Period, whether or not such payment is required to be paid after the Closing Date.

(b) Buyer shall prepare and deliver, within sixty (60) days following the Closing, to Seller Representative a statement (the “Purchase Price Allocation”) allocating the consideration paid and deemed paid for the Purchased Assets, as determined by Buyer consistent with applicable tax reporting principles, among the assets sold by Seller, in such amounts reasonably determined by Buyer to be consistent with Section 1060 of the Code. Within sixty (60) days following the Closing, Buyer shall deliver the Purchase Price Allocation to Seller Representative for Seller Representative’s review and comment, and shall consider in good faith any comments provided by the Seller Representative within 30 days of Seller Representative’s receipt of the Purchase Price Allocation. After consideration of any comments provided by Seller Representative, Buyer shall amend the Purchase Price Allocation from time to time as necessary to reflect adjustments to the consideration paid or deemed paid for the Purchased Assets. For all Tax purposes, Buyer and Seller agree to report the transactions contemplated in this Agreement in a manner consistent with the Purchase Price Allocation, and, unless otherwise required by Law, will not take any position inconsistent therewith in any Tax Return, in any refund claim, in any litigation, audit or otherwise. Within a reasonable period before the due date of such statements, Seller and Buyer shall cooperate in preparing IRS Form 8594 or any equivalent statements required by any Governmental Authority charged with collection of any Tax, which shall be prepared in accordance with the Purchase Price Allocation.

(c) To the extent relevant to the Purchased Assets, each Party shall (i) provide the other with such assistance as may reasonably be required in connection with the preparation of any Tax Return and the conduct of any audit or other examination by any Taxing Authority or

CONFIDENTIAL TREATMENT REQUESTED

in connection with judicial or administrative proceedings relating to any liability for Taxes, and (ii) retain and provide the other with all records or other information that may be relevant to the preparation of any Returns, or the conduct of any audit or examination, or other proceeding relating to Taxes. Seller shall retain all documents, including prior years’ Tax Returns, supporting work schedules and other records or information with respect to all sales, use and employment Returns and shall not destroy or otherwise dispose of any such records for six years after Closing without the prior written consent of Buyer.

(d) Seller shall prepare and furnish to Business Employees Forms W-2 which will reflect all wages and compensation paid to Business Employees for that portion of the calendar year in which the Closing Date occurs during which the Business Employees were employed by Seller. Each of Seller and Buyer agree to treat Buyer as a successor employer with respect to the Business Employees for FICA and FUTA tax purposes.

(e) Seller shall be solely responsible for any and all applicable sales, use, transfer, recording or similar Taxes arising out of or in connection with the Transactions effected pursuant to this Agreement, including the sales, transfers, leases, rentals, licenses and assignments contemplated hereby (collectively, “Transfer Taxes”). The Parties shall use commercially reasonable efforts to minimize Transfer Taxes, if any, arising out of or relating to the Transactions contemplated by this Agreement, including, to the extent practicable, the delivery of the Purchased Assets, including all software and software documentation through electronic transmission or in another manner reasonably calculated and legally permitted to minimize or avoid the incurrence of Transfer Taxes if such method of delivery does not adversely affect the condition, operability or usefulness of any Purchased Asset.

(f) Seller is and shall remain solely responsible for all Taxes and Tax matters arising from or relating to the Purchased Assets and the Business through the Closing Date. In the case of any Straddle Period, the amount of any Taxes based on or measured by income or receipts of Seller for the portion of the Straddle Period up to and through the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date. The amount of other Taxes of Seller for the portion of the Straddle Period up to and through the Closing Date shall be deemed to be the amount of such Tax for the entire Taxable period multiplied by a fraction the numerator of which is the number of days in the Taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period. The parties shall cooperate with each other concerning all Tax matters, including the filing of all material Tax Returns and other governmental filings associated therewith.

4.6 Business Employees.

(a) Prior to the Closing Date, Buyer will make offers of employment or provide welcome letters, contingent upon the Closing, to the Business Employees that Buyer, in its sole discretion, desires to hire or retain. Effective as of the day after the Closing Date, Buyer shall hire and employ each Business Employee who accepts the offer of employment or welcome letter extended to such Business Employee pursuant to this Section 4.6. To the extent required under applicable Laws or Contract, Seller shall (i) give all notices, effect all consultations and provide such other information required to be given to, and (ii) seek such approvals or consents

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from, any Employees, collective bargaining unit, works council or other representative body representing any group of Employees in accordance with applicable Laws in connection with the transactions contemplated by this Agreement.

(b) Except as required by applicable Law or the terms of the applicable Seller Benefit Plan, from and after the Closing Date, the Business Employees shall cease to participate in and/or accrue further rights or benefits under any Seller Benefit Plans.

(c) Seller and Buyer intend that the Transactions will not constitute a severance of employment of any Business Employee prior to the Closing Date, and that such employees will have continuous and uninterrupted employment immediately before and immediately after the Closing Date. The Parties agree to cooperate in good faith to determine whether any notification may be required under the WARN Act as a result of the Transactions.

(d) If applicable, Seller shall submit to Seller’s stockholders for approval (in a manner reasonably satisfactory to Buyer), by such number of holders of Seller stock as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments and/or benefits that may separately or in the aggregate, constitute “parachute payments” pursuant to Section 280G of the Code (“Section 280G Payments”) (which determination shall be made by the Seller and shall be subject to review and approval by Buyer), such that such payments and benefits shall not be deemed to be Section 280G Payments, and prior to the Closing, the Seller shall deliver to Buyer notification and documentation reasonably satisfactory to Buyer that (i) a vote of the holders of Seller was solicited in conformance with Section 280G of the Code and the regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to any Section 280G Payments (the “280G Stockholder Approval”) or (ii) that the 280G Stockholder Approval was not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the Parachute Payment Waivers that were executed by the affected individuals prior to the solicitation of the vote of the holders of Seller stock pursuant to this Section 4.6(d).

(e) Nothing contained in this Section 4.6, whether express or implied, will be construed to (i) confer upon any Person any rights to employment or continued employment or any term or condition of employment for any period with Seller or Buyer, (ii) establish, amend or modify Seller Benefit Plan, (iii) limit the ability of Seller, Buyer or any of their respective Affiliates to amend, modify or terminate any benefit or compensation plan, program, agreement, contract or arrangement at any time assumed, sponsored, maintained or contributed to by any of them, or (iv) confer upon any Person who is not a Party, including any Business Employee, any rights or remedies of any nature whatsoever (including any third-party beneficiary rights under this Agreement) under or by reason of this Section 4.6.

4.7 Commercially Reasonable Efforts. Without limiting each Party’s other obligations hereunder, upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties hereto in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable and lawful, the Transactions, including using

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commercially reasonable efforts to accomplish the following: (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by any Governmental Authority, (ii) the obtaining of all necessary consents, approvals or waivers from Third Parties, and (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement, any Collateral Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed.

4.8 Business Relationships; Payments.

(a) After the Closing, Seller shall as promptly as practicable in accordance with Seller’s ordinary course collections and accounts receivables processes (but in no event less than a monthly basis), (i) deliver to Buyer any checks or other forms of payment that are payable to Buyer that Seller receives and shall hold such checks or other forms of payment in trust for Buyer until such delivery and (ii) deliver, and if necessary endorse over to Buyer, any mail, checks or other forms of payment Seller receives that relate to the Purchased Assets or the Business to which Buyer is entitled pursuant to this Agreement and shall hold such mail, checks or other forms of payment in trust for Buyer until such delivery; provided, however, with respect to customer payments that are paid to Seller for Products that were not paid pursuant to invoices from Seller, Seller shall refund to such customers such amounts and shall notify Buyer of such refund as soon as practicable.

(b) Promptly following (i) the return to Buyer of the deposit made by Seller pursuant to the WeWork Agreement or the AppNexus Agreement or (ii) the Holdback Release Date, whichever first occurs, Buyer will turn over the full deposit amount made by Seller pursuant to the WeWork Agreement or the AppNexus Agreement, respectively, to Seller; provided that on or before the Closing Date, Seller delivers to Buyer a letter from the counterparty to such agreement stating that Seller would be entitled to receive the full deposit amount if the deposit were to be released to Seller as of the date of such letter. Buyer and Seller agree that such deposits are not included in the Purchased Assets.

4.9 Non-Competition.

(a) For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

(i) “Competing Business” means the selling, licensing, marketing, distributing, maintaining and supporting of a Seller Platform on a stand-alone basis (whether licensed software or as a SaaS offering).

(ii) “Competing Territory” means the United States of America and the rest of the world.

(iii) “Seller Platform” means software and technology that comprise a publisher advertising platform that serves as an advertising solution for the websites in its network.

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(b) Seller acknowledges and agrees that Buyer would be irreparably damaged if Seller were to provide services to or otherwise participate in a Competing Business and that any such competition by Seller would result in a significant loss of goodwill by Buyer. Seller further acknowledges and agrees that the covenants and agreements set forth in this Section 4.9 were a material inducement to Buyer to enter into this Agreement and to perform its obligations hereunder, and that Buyer would not obtain the full benefit of the bargain set forth in this Agreement as specifically negotiated by the Parties hereto if Seller breached the provisions of this Section 4.9. Therefore, Seller agrees, in further consideration of the amounts to be paid hereunder for the Purchased Assets and the goodwill of Seller sold by Seller that, except with the prior written consent of Buyer, at all times until the date that is 36 months following the Closing Date, Seller will not conduct, manage, operate, own, or control the management of a Competing Business in the Competing Territory. Seller acknowledges that the Business has been conducted or is presently proposed to be conducted throughout the Competing Territory and that the time and geographic restrictions set forth above are reasonable and necessary to protect the goodwill of the Business being sold by Seller pursuant to this Agreement. Buyer acknowledges and agrees that nothing in this Section 4.9 shall limit or prohibit any of Seller’s stockholders, employees, directors or other agents from conducting, managing, operating, owning, or controlling the management of a Competing Business, so long as such activities are not conducted through, or on behalf of, Seller.

4.10 Change of Name. On or before the Closing Date, Seller shall amend its organizational documents and take all other actions necessary to change its name to one sufficiently dissimilar to Seller’s present name, in Buyer’s judgment, to avoid confusion.

4.11 Payments Under Amended Management Retention Plan. Upon receipt of the Holdback Cash Consideration as set forth in Section 1.3(b), Seller agrees to promptly pay or cause to be paid the benefits due to the Business Employees in accordance with the terms of Seller’s Amended Management Retention Plan.

5.	CONFIDENTIAL NATURE OF INFORMATION

5.1 Confidentiality Agreement. Each of Buyer and Seller agrees that the Confidentiality Agreement will continue to apply to (a) all documents, materials and other information that it has obtained regarding the other Party or its Affiliates during the course of the negotiations leading to the consummation of the Transactions (whether obtained before or after the date of this Agreement), any investigations made in connection therewith and the preparation of this Agreement and related documents, and (b) all analyses, reports, compilations, evaluations and other materials prepared by either Party or its counsel, accountants or financial advisors that contain or otherwise reflect or are based upon, in whole or in part, any of the provided information; provided, however, that the Confidentiality Agreement will terminate as of the Closing and will be of no further force and effect thereafter with respect to Confidential Information as is assigned to Buyer as part of the Purchased Assets.

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5.2 Buyer’s Confidential Information.

(a) Except as provided in Section 5.3(b) and except as necessary to perform its obligations under this Agreement or the Collateral Agreements, or to enforce its rights hereunder or thereunder or to defend against allegations of breach hereof or thereof, after the Closing Date and for a period of five years thereafter, Seller agrees that it will keep confidential all of Buyer’s Confidential Information that is assigned to Buyer as part of the Purchased Assets.

(b) Notwithstanding the foregoing, such Confidential Information will not be deemed confidential and Seller shall have no obligation with respect to any such Confidential Information that:

(i) is or becomes publicly known through publication, inspection of a product, or otherwise, and through no negligence or other wrongful act of Seller; or

(ii) is received by Seller from a Third Party without similar restriction and without breach of any agreement;

(iii) is, subject to Section 5.2(c), required to be disclosed under applicable Law or judicial process; or

(iv) is needed to enforce the terms and provisions of this Agreement or any Collateral Agreement.

(c) If Seller is requested or required (by oral question, interrogatory, request for information or documents, subpoena, civil investigative demand or similar process) to disclose any such Confidential Information, Seller will promptly notify Buyer of such request or requirement and will cooperate with Buyer, at Buyer’s sole cost and expense, such that Buyer may seek an appropriate protective order or other appropriate remedy. If, in the absence of a protective order or the receipt of a waiver hereunder, Seller is in the reasonable opinion of Seller compelled to disclose the Confidential Information, Seller may disclose only so much of the Confidential Information to the Party compelling disclosure as is required by Law. At Buyer’s sole cost and expense and if requested by Buyer, Seller will exercise its commercially reasonable efforts to obtain a protective order or other reliable assurance that confidential treatment will be accorded to such Confidential Information.

5.3 Public Statements; Confidential Nature of this Agreement and Collateral Agreements.

(a) Prior to the signing of this Agreement, Seller and Buyer shall prepare a mutually agreeable release announcing the transaction contemplated hereby. Except for such press release, neither Seller nor Buyer shall, without the approval of the other, make any press release or other public announcement concerning the subject matter of this Agreement or any of the other Collateral Agreements, or the terms and conditions hereof or thereof, including, if applicable, any disputes or arbitration proceedings hereunder or thereunder, except as and to the extent that any such Party shall be so obligated by Law, in which case the other Party will be advised and the Parties shall use their commercially reasonable efforts to cause a mutually agreeable release or announcement to be issued; provided, however, that the foregoing will not apply to communications or disclosures necessary to comply with accounting rules, stock exchange or market rules or federal securities or labor relations Law disclosure obligations.

CONFIDENTIAL TREATMENT REQUESTED

(b) Except to the extent that disclosure thereof is required under accounting rules, stock exchange or market rules, or federal securities or labor relations Laws disclosure obligations, each Party agrees that the terms and conditions of this Agreement and the Collateral Agreements, and all schedules, attachments and amendments hereto and thereto will be considered Confidential Information protected under this Article 5. Notwithstanding anything in this Article 5 to the contrary, (i) in the event that any such Confidential Information is also subject to a limitation on disclosure or use contained in another written agreement between Buyer and Seller or either of their respective Affiliates that is more restrictive than the limitation contained in this Article 5, then the limitation in such agreement will supersede this Article 5, and (ii) the restrictions on confidentiality set forth in any Collateral Agreement will supersede this Article 5 for the information subject thereto. Notwithstanding the foregoing, either Party may disclose these agreements to its advisors and consultants, to its lenders and in connection with any merger, sale or similar transaction provided that any such Party agrees to the same confidentiality obligations applicable to the providing Party.

6.	CLOSING AND CONDITIONS TO CLOSING

6.1 Closing. The Closing will take place at the offices of Buyer’s counsel commencing at 10:00 a.m. (local time) on the date that is two Business Days following the date on which all conditions to closing set forth in this Article 6 have been satisfied or duly waived (other than conditions that by their own terms are to be satisfied at Closing) or on such other date as to which Buyer and Seller may mutually agree (such date and time being referred to herein as the “Closing Date”).

6.2 Conditions to Obligations of Buyer. The obligations of Buyer to effect the Closing are subject to the fulfillment or satisfaction, on and as of the Closing, of each of the following conditions (any one or more of which may be waived by Buyer):

(a) Accuracy of Representations and Warranties. Each of Seller’s representations and warranties in this Agreement that contains an express materiality qualification shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects as of the time of the Closing as if then made. Each of Seller’s other representations and warranties in this Agreement shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the time of the Closing as if then made.

(b) Covenants. Seller will have performed and complied in all material respects with all of its covenants and obligations contained in this Agreement on or before the Closing (to the extent that such covenants and obligations require performance by Seller on or before the Closing).

(c) No Material Adverse Effect. Since the date hereof, there shall not have occurred any Material Adverse Effect.

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(d) Compliance with Law; No Legal Restraints. There will not be issued, enacted or adopted, or threatened by any Governmental Authority, any order, decree, temporary, preliminary or permanent injunction, legislative enactment, statute, regulation, or action, or any judgment or ruling by any Governmental Authority that prohibits or renders illegal or imposes material limitations on the Transactions or Buyer’s right to own, retain, use or operate any of the Purchased Assets on or after the Closing or seeking a disposition or divestiture of any of the Purchased Assets.

(e) No Proceedings. Since the date of this Agreement, there shall not have been commenced or threatened against Buyer, or against any Affiliate of Buyer, any Action (i) involving any challenge to, or seeking damages or other relief in connection with, any of the Transactions or (ii) that may have the effect of preventing, delaying, making illegal, imposing limitations or conditions on or otherwise interfering with any of the Transactions.

(f) Employee Matters. Each Key Employee and at least 75% of all other Business Employees shall have signed an employment offer letter with Buyer, and as of the Closing Date, such employment offer letter shall continue to be in full force and effect and no action shall have been taken by such Key Employee or other Business Employees to rescind such employment offer letter.

(g) Payoff Letters; Release of Liens. Seller shall have delivered to Buyer payoff letters from all lenders to the Company, acknowledging from such lender satisfaction in full of the Company’s obligations and stating that, upon their receipt of the amount specified therein, all liens and security interests securing Seller’s indebtedness to them will be released. All other creditors, other than creditors with respect to Permitted Encumbrances, shall have released all liens and security interests in the Purchased Assets.

(h) Buyer Consents. Buyer shall have received the consents listed on Schedule 3.4.

(i) Good Standing Certificates. Seller shall have delivered to Buyer certificates dated as of a date not earlier than the third business day prior to the Closing as to the good standing of Seller and payment of all applicable state Taxes by Seller, executed by the appropriate officials of the State of Delaware, California and each other jurisdiction in which Seller is licensed or qualified to do business as a foreign corporation.

(j) Closing Deliverables. Seller shall have delivered to Buyer each of the items required to be delivered at the Closing under Section 6.4.

6.3 Conditions to Obligations of Seller. The obligations of Seller to effect the Closing are subject to the fulfillment or satisfaction, on and as of the Closing, of each of the following conditions (any one or more of which may be waived by Seller):

(a) Accuracy of Representations and Warranties. Each of Buyer’s representations and warranties in this Agreement that contains an express materiality qualification shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects as of the time of the Closing as if then made. Each of Buyer’s other representations and warranties in this Agreement shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the time of the Closing as if then made.

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(b) Covenants. Buyer will have performed and complied with all of its covenants and obligations in all material respects contained in this Agreement on or before the Closing (to the extent that such covenants and obligations require performance by Buyer on or before the Closing).

(c) Compliance with Law; No Legal Restraints. There will not be issued, enacted or adopted, or threatened in writing by any Governmental Authority, any order, decree, temporary, preliminary or permanent injunction, legislative enactment, statute, regulation, or action, or any judgment or ruling by any Governmental Authority that prohibits or renders illegal or imposes material limitations on the Transactions.

(d) Closing Deliverables. Buyer shall have delivered to Seller each of the items required to be delivered at the Closing under Section 6.5.

6.4 Deliveries by Seller. At the Closing, Seller shall deliver, or cause to be delivered, to Buyer the following:

(a) each of the following Collateral Agreements, dated as of the Closing Date, duly executed by Seller:

(i) the Assignment and Bill of Sale;

(ii) the Assumption Agreement;

(iii) the Domain Name Assignment;

(iv) the Patent Assignment Agreement; and

(v) the Trademark Assignment Agreement.

(b) a certificate of the Secretary of Seller, dated as of the Closing Date, in customary form and substance as to the organizational documents and approvals of Seller, including: (i) the Seller’s certificate of incorporation as in effect at the time of the Closing; (ii) the Seller’s Bylaws, as in effect at the Closing; (iii) approved by the Seller’s Board of Directors authorizing the Transactions; (iv) resolutions approved by, or an action by written consent of, the Seller’s stockholders holding not less than the requisite percentage under applicable Law and Contract of Seller’s outstanding shares necessary to approve the Transactions; and (v) good standing certificates (including tax good standing) with respect to the Seller from the applicable authorities in Delaware and California, dated within ten Business Days of the Closing;

(c) a certificate executed by the Chief Executive Officer of Seller as to the accuracy of its representations and warranties as of the date of this Agreement and as of the Closing in accordance with Section 6.2(a) and as to its compliance with and performance of its covenants and obligations to be performed or complied with at or before the Closing in accordance with Section 6.2(b);

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(d) a certificate from Seller certifying that Seller is not a foreign person for purposes of Code Section 1445 or that the purchase is otherwise exempt from withholding under Code Section 1445 (the “FIRPTA Certificate”);

(e) evidence reasonably satisfactory to Buyer that each of the Seller Consents listed on Schedule 6.4(e) has been obtained;

(f) a certificate executed by the Chief Executive Officer of Seller as to the amount of the Assumed Revenue Share Payables and the amount of the Excluded Revenue Share Payables; and

(g) all such other bills of sale, assignments and other instruments of assignment, transfer or conveyance, dated as of the Closing Date, as Buyer may reasonably request or as may be otherwise necessary to evidence and effect the sale, transfer, assignment, conveyance and delivery of the Purchased Assets to Buyer pursuant to this Agreement or any Collateral Agreement, and to put Buyer in actual possession or control of the Purchased Assets.

6.5 Deliveries by Buyer. At the Closing, Buyer shall deliver to Seller the following:

(a) the Closing Cash Consideration as provided in Section 1.3;

(b) each of the following Collateral Agreements, dated as of the Closing Date, duly executed by Buyer:

(i) the Assignment and Bill of Sale;

(ii) the Assumption Agreement;

(iii) the Domain Name Assignment;

(iv) the Patent Assignment Agreement; and

(v) the Trademark Assignment Agreement; and

(c) all such other documents and instruments of assumption, dated as of the Closing Date, as Seller may reasonably request or as may be otherwise necessary to evidence and effect the assumption by Buyer of the Assumed Liabilities pursuant to this Agreement.

6.6 Closing Date. The Closing will take place at the offices of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, New York, at 10:00 a.m. local time on the date hereof (such date and time being referred to herein as the “Closing Date”).

6.7 Contemporaneous Effectiveness. All acts and deliveries prescribed by this Article 6, regardless of chronological sequence, will be deemed to occur contemporaneously and simultaneously on the occurrence of the last act or delivery, and none of such acts or deliveries will be effective until the last of the same has occurred.

CONFIDENTIAL TREATMENT REQUESTED

7.	POST-CLOSING INDEMNIFICATION

7.1 Survival. If the Transactions are consummated, (a) the representations and warranties of Buyer set forth in this Agreement (other than the Buyer Fundamental Representations) will survive the Closing and remain in full force and effect until 11:59 p.m. (Pacific Time) on the date that is 12 months following the Closing Date, (b) the representations and warranties of Seller set forth in this Agreement (other than the Seller Fundamental Representations) will survive the Closing and remain in full force and effect until 11:59 p.m. (Pacific Time) on the date that is 12 months following the Closing Date, (c) the Fundamental Representations (other than the representations and warranties in Section 2.11 (Intellectual Property)) will survive the Closing and remain in full force and effect until the expiration of all applicable statutes of limitations or extensions thereof, and (d) the representations and warranties in Section 2.11 (Intellectual Property) will survive the Closing and remain in full force and effect until 11:59 p.m. (Pacific Time) on the date that is 18 months following the Closing Date (the periods referred to in clauses (a), (b), (c) and (d), the “Survival Period”); provided, however, that in the event that any Indemnified Party delivers a Claim Certificate (defined below) to a Party setting forth a claim for indemnification, compensation or reimbursement under this Article 7 in respect of a breach of a representation or warranty of a Party set forth in this Agreement or in any certificate delivered by or on behalf of a Party pursuant to the terms of this Agreement prior to the expiration of the applicable Survival Period, then such representation or warranty will survive the expiration of the applicable Survival Period and remain in full force and effect solely with respect to such claim until the final resolution thereof. It is the express intent of the Parties that, if the applicable survival period for an item contemplated by this Section 7.1 is shorter than the statute of limitations that would otherwise have been applicable to such item, then, by contract, the applicable statute of limitations with respect to such item will be reduced to the shortened survival period contemplated herein. The covenants herein of the Parties will survive until they terminate in accordance with their terms; provided, however, that in the event that any Indemnified Party shall deliver a Claim Certificate (defined below) to a Party setting forth a claim for indemnification, compensation or reimbursement under this Article 7 in respect of any non-fulfillment or breach of a covenant of a Party prior to the expiration of the applicable covenant, then such covenant will survive and remain in full force and effect solely with respect to such claim until the final resolution thereof.

7.2 Indemnification.

(a) Subject to the limitations set forth in this Article 7, from and after the Closing, Seller shall indemnify and hold harmless Buyer and its directors, officers, employees, Affiliates and other persons who control or are controlled by Buyer and their respective Representatives (collectively, the “Buyer Indemnified Parties”), from and against, and shall compensate and reimburse the Buyer Indemnified Parties for, any and all Losses which are suffered or incurred by any of the Buyer Indemnified Parties or to which any of the Buyer Indemnified Parties may otherwise become subject (regardless of whether or not such Losses relate to any third party claim, except for Section 7.2(a)(iii) below, which claim is required to be a Third-Party claim) to the extent that such Losses arise from or as a result of, or are connected with:

(i) any Excluded Liabilities;

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(ii) any breach of or inaccuracy in any of the representations or warranties made by Seller in this Agreement;

(iii) any Third-Party claims related to the designing, developing, offering for sale, selling, licensing, marketing, supplying, importing, making, using, distributing, maintaining, supporting, performing, displaying, reproducing or creating derivatives of the Products by Seller prior to Closing;

(iv) any non-fulfillment or breach of any covenant or other agreement of Seller under this Agreement;

(v) any Liability for Taxes of Seller and any Transfer Taxes for which Seller is responsible pursuant to Section 4.2(e) of this Agreement; and

(vi) any fraud of Seller in connection with the negotiation of this Agreement and the consummation of the Transactions.

(b) Subject to the limitations set forth in this Article 7, from and after the Closing, Buyer shall indemnify and hold harmless Seller and its directors, officers, employees, Affiliates and other persons who control or are controlled by Seller and their respective Representatives (collectively, the “Seller Indemnified Parties”), from and against, and shall compensate and reimburse the Seller Indemnified Parties for, any and all Losses which are suffered or incurred by any of the Seller Indemnified Parties or to which any of the Seller Indemnified Parties may otherwise become subject (regardless of whether or not such Losses relate to any third party claim) to the extent that such Losses arise from or as a result of, or are connected with:

(i) any Assumed Liabilities;

(ii) any breach of or inaccuracy in any of the representations or warranties made by Buyer in this Agreement;

(iii) any non-fulfillment or breach of any covenant or other agreement of Buyer under this Agreement; and

(iv) any fraud of Buyer in connection with the negotiation of this Agreement and the consummation of the Transactions.

(c) From and after the Closing, the rights of Buyer and Seller to indemnification under this Article 7 will be the exclusive remedies of the Parties with respect to any breach of, inaccuracy in or nonfulfillment of any representation, warranty, covenant or agreement contained in this Agreement or the Transactions. Notwithstanding the foregoing, the limitations set forth in this Section 7.2(c) will not apply to any actions to specifically enforce the covenants in this Agreement.

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7.3 Limitations on Indemnification.

(a) The Buyer Indemnified Parties will not be entitled to recover any Losses under Section 7.2(a)(ii) until such time as the total amount of all such Losses that have been directly suffered or incurred by any one or more of the Buyer Indemnified Parties, or to which any one or more of the Buyer Indemnified Parties has or have otherwise directly become subject, exceeds $50,000 (the “Loss Threshold”), in which case the Buyer Indemnified Parties will be entitled to recovery for all such Losses, including Losses within the Loss Threshold.

(b) (i) The maximum aggregate amount of Losses that the Buyer Indemnified Parties will be entitled to recover under Section 7.2(a)(ii) of this Agreement, excluding Losses arising from any breach of or inaccuracy in any Seller Fundamental Representations, will be limited to the Holdback Cash Consideration; (ii) the maximum aggregate amount of Losses that the Buyer Indemnified Parties will be entitled to recover under Section 7.2(a)(ii) of this Agreement for Losses arising from any breach of or inaccuracy in Section 2.11 (Intellectual Property) will be limited to 50% of the Purchase Price; and (iii) the maximum aggregate amount of Losses that the Buyer Indemnified Parties will be entitled to recover under all other sections of this Agreement, including under Section 7.2(a)(ii) of this Agreement with respect to Losses arising from any breach of or inaccuracy in any Seller Fundamental Representations (other than the representations and warranties in Section 2.11 (Intellectual Property)), will be limited to the Purchase Price.

(c) The maximum aggregate amount of Losses that the Seller Indemnified Parties will be entitled to recover under this Agreement will be limited to an amount equal to the Purchase Price.

(d) Any Losses hereunder will be determined without duplication of recovery that would result from the set of facts giving rise to such Losses constituting a breach or other violation of more than one representation, warranty or covenant hereunder.

(e) There will be no obligation to indemnify under Section 7.2 to the extent the Loss relates to any breach of representation, warranty, or covenant expressly waived in writing by the other Party.

(f) In calculating the amount of any Losses in respect of any breach of or inaccuracy in any representation or warranty or the non-fulfillment or breach of any covenant or agreement, any materiality or Material Adverse Effect standard or qualification contained in or otherwise applicable to such representation, warranty, covenant or agreement will be disregarded.

(g) Any indemnification payment made by Seller or offset against the Holdback Cash Consideration will be deemed a reduction in the Purchase Price.

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7.4 Indemnification Claims.

(a) Subject to Section 7.5 below, if an Indemnified Party is of the opinion that it has or may have a right to indemnification, compensation or reimbursement under this Agreement (an “Indemnification Claim”), such Indemnified Party shall so notify the Indemnifying Party in a written notice (a “Claim Certificate”) promptly after receipt of notice of any such right, but in any event, prior to the expiration of the applicable Survival Period; provided, however, that the failure to promptly notify the Indemnifying Party thereof will not relieve the Indemnifying Party from liability in connection therewith except and to the extent (and only to the extent) that such failure has materially prejudiced the Indemnifying Party (it being understood, however, that a failure to deliver a Claim Certificate prior to the expiration of an applicable Survival Period will relieve the Indemnifying Party from liability in connection therewith). Each Claim Certificate shall (i) state that such Indemnified Party has suffered or incurred any Losses for which it is entitled to indemnification, compensation or reimbursement under this Agreement; (ii) contain a brief description in reasonable detail (to the extent available to such Indemnified Party) of the facts, circumstances or events giving rise to each item of Losses based on such Indemnified Party’s good faith belief thereof; and (iii) state the basis for indemnification, compensation or reimbursement under this Agreement to which such item of Losses is related.

(b) In the event that the Indemnifying Party seeks to contest any individual items of Losses set forth in a Claim Certificate, the Indemnifying Party shall so notify the Indemnified Party in writing (an “Objection Notice”) within 30 days after receipt of such Claim Certificate, which Objection Notice shall set forth a brief description in reasonable detail of the Indemnifying Party’s basis for objecting to each item of Loss. In the event that the Indemnifying Party fails to object to any items of Loss set forth in a Claim Certificate within the foregoing 30-day period, the Indemnifying Party shall be deemed to have irrevocably agreed and consented to indemnify, compensate and reimburse the Indemnified Party in respect of such items of Loss pursuant to the terms of this Agreement.

7.5 Third Party Claims. In the event any Action is instituted against an Indemnified Party by a Third Party which involves or appears reasonably likely to involve an Indemnification Claim hereunder (a “Third Party Claim”), the Indemnified Party shall, promptly after receipt of notice of any such Action, notify the Indemnifying Party of the commencement thereof; provided, however, that the failure to so notify the Indemnifying Party of the commencement of any such Action will relieve the Indemnifying Party from liability in connection therewith except and to the extent (and only to the extent) that such failure has materially prejudiced the Indemnifying Party. Upon receipt of such notice, the Indemnifying Party will have the right, in its sole discretion, to control the defense or settlement of such Third Party Claim by appointing a recognized and reputable counsel reasonably acceptable to the Indemnified Party to be the lead counsel in connection with such defense; provided, that prior to the Indemnifying Party assuming control of such defense or settlement, it shall first verify to the Indemnified Party in writing that such Indemnifying Party will be responsible for all liabilities and obligations relating to such Third Party Claim to the extent provided, and up to the limitations (if any) set forth, in this Article 7, and subject to such limitations, and provided, further, that:

(a) the Indemnified Party will be entitled to participate in the defense or settlement of such Third Party Claim and to employ counsel of its choice for such purpose; provided that the fees and expenses of such separate counsel shall be borne by the Indemnified Party (other than any fees and expenses of such separate counsel that are incurred prior to the date the Indemnifying Party effectively assumes control of such defense which, notwithstanding the foregoing, shall be borne by the Indemnifying Party, and except that the Indemnifying Party shall pay all of the fees and expenses of such separate counsel if the Indemnified Party has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnifying Party and the Indemnified Party);

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(b) the Indemnifying Party will not be entitled to assume control of, or continue to control if any of the following conditions is not satisfied at any time following the Indemnifying Party’s assumption of control, such defense or settlement (unless otherwise agreed to in writing by the Indemnified Party) if (i) the claim for indemnification, compensation or reimbursement relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation; (ii) the claim primarily seeks an injunction or equitable or any other non-monetary relief against the Indemnified Party; (iii) the Indemnifying Party fails to prosecute or defend such claim; or (iv) the amount of Losses reasonably likely to be incurred pursuant to such Third Party Claim (when combined with all other outstanding claims for indemnification, compensation or reimbursement and any amount previously paid by the Indemnifying Party that applies toward the applicable cap under Section 7.3 (if any)) is reasonably likely to exceed the applicable cap contemplated by Section 7.3(b)(ii) or 7.3(c);

(c) if the Indemnifying Party controls the defense or settlement of any Third Party Claim, the Indemnifying Party shall obtain the prior written consent of the Indemnified Party before entering into any settlement of or consenting to the entry of any judgment with respect to such claim, which consent will not unreasonably be withheld, conditioned or delayed; provided, no prior written consent of the Indemnified Party shall be required if (1) the terms of the proposed settlement or judgment include as an unconditional and with-prejudice term thereof the granting by the third party to the relevant Indemnified Parties a release from all Liability in respect of such Third Party Claim; (2) there is (A) no finding or admission of any violation of Law by any Indemnified Party, and (B) no finding or admission of any violation of the rights of any Person by any Indemnified Party; and (3) the sole form of relief is monetary damages that shall be paid in full by the Indemnifying Party; and

(d) if the Indemnified Party shall control the defense or settlement of any Third Party Claim, (i) the Indemnifying Party will be entitled to participate at its own cost in the defense or settlement of such Third Party Claim and to employ counsel of its choice for such purpose and to receive copies of all pleadings, notices and communications with respect to such Third Party Claim, and (ii) the Indemnified Party shall obtain the prior written consent of the Indemnifying Party before entering into any settlement of or consenting to the entry of any judgment with respect to such Third Party Claim, which consent will not unreasonably be withheld, conditioned or delayed; provided, no prior written consent of the Indemnifying Party shall be required if (1) the terms of the proposed settlement or judgment include as an unconditional and with-prejudice term thereof the granting by the third party to the relevant Indemnifying Parties a release from all Liability in respect of such Third Party Claim; (2) there is (A) no finding or admission of any violation of Law by any Indemnifying Party, and (B) no

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finding or admission of any violation of the rights of any Person by any Indemnifying Party; and (3) the sole form of relief is monetary damages that will be paid in full by the Indemnified Party; provided, however, that, without the consent of the Indemnifying Party, no settlement of any such Third Party Claim will be determinative of the existence of or amount of Losses relating to such matter or whether such Losses are indemnifiable hereunder.

(e) Each Party shall reasonably cooperate with the other Party if such other Party is controlling the defense and settlement of any claims pursuant to and in compliance with this Section 7.5 and shall make available to such other Party (and its representatives), during normal business hours and upon reasonable prior notice, all employees and such information, books and records in its possession or under its control as may be reasonably necessary or useful in connection with the defense or settlement of such claims.

7.6 Setoff Against, and Release of, Holdback Cash Consideration.

(a) If and to the extent that any Buyer Indemnified Party is entitled to indemnification pursuant to this Agreement (after giving effect to the indemnification limitations set forth in this Article 7), Buyer shall first set off and apply all indemnifiable Losses of the Buyer Indemnified Parties against the Holdback Cash Consideration payable to Seller and, if the Holdback Cash Consideration is exhausted, by demanding cash payment for monetary Losses from Seller. Upon the final determination of any claim for indemnification, the remaining Holdback Cash Consideration shall be reduced by the amount reasonably necessary to satisfy and pay such claim.

(b) Notwithstanding anything to the contrary in this Agreement, if any claims for indemnification by a Buyer Indemnified Party, for which a Claim Certificate has been delivered to the Seller in accordance with this Agreement and prior to the expiration of the applicable Survival Period, have not been finally resolved before the Holdback Release Date, Buyer may continue to hold back and not pay Seller an amount of the Holdback Cash Consideration sufficient to offset such pending claims should they be determined in favor of the Buyer Indemnified Parties. Promptly after final resolution of each such pending claim, Buyer shall pay to Seller the portion of the Holdback Cash Consideration that is in excess of the amount of any then remaining pending claims for indemnification hereunder.

8.	TERMINATION

8.1 Termination Events. By notice given prior to or at the Closing, subject to Section 8.2, this Agreement may be terminated as follows:

(a) by Buyer if a material breach of any provision of this Agreement has been committed by Seller and such breach has not been cured within 20 days after notice thereof from Buyer;

(b) by Seller if a material breach of any provision of this Agreement has been committed by Buyer and such breach has not been cured within 20 days after notice thereof from Seller;

(c) by mutual consent of Buyer and Seller;

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(d) by Buyer if the Closing has not occurred on or before the 90th day following the date of this Agreement (the “Termination Date”), or such later date as the Parties may agree upon, unless the Buyer is in material breach of this Agreement; or

(e) by Seller if the Closing has not occurred on or before the Termination Date, or such later date as the Parties may agree upon, unless the Seller is in material breach of this Agreement.

8.2 Effect of Termination. Each Party’s right of termination under Section 8.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 8.1, all obligations of the Parties under this Agreement will terminate, except that the obligations of the Parties in Section 5.1, this Section 8.2 and Article 9 will survive; provided, however, that, if this Agreement is terminated because of a breach of this Agreement by the nonterminating party or because one or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of the party’s failure to comply with its obligations under this Agreement, the terminating party’s right to pursue all legal remedies will survive such termination unimpaired.

9.	MISCELLANEOUS PROVISIONS

9.1 Notices. All notices, deliveries and other communications pursuant to this Agreement will be in writing and will be deemed given if delivered personally, telecopied, delivered by globally recognized express delivery service or electronic mail to the Parties at the addresses or facsimile numbers set forth below or to such other address or facsimile number as the Party to whom notice is to be given may have furnished to the other Party hereto in writing in accordance herewith. Any such notice, delivery or communication will be deemed to have been delivered and received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of telecopy, on the Business Day after the day that the Party giving notice receives electronic confirmation of sending from the sending telecopy machine, (c) in the case of a globally recognized express delivery service, on the Business Day that receipt by the addressee is confirmed pursuant to the service’s systems and (d) in the case of electronic mail sent prior to the close of normal business hours on a Business Day, on the date of sending (or on the next Business Day if sent after the close of normal business hours or on any non-Business Day) if confirmation of receipt is received.

If to Seller prior to Closing, to:

Technorati, Inc.

360 Post Street, Suite 1100

San Francisco, CA 94108-4904

Attn: Shani Higgins

Facsimile: (415) 651-9204

Email: shiggins@technoratimedia.com

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With a copy (which will not constitute notice) to:

Piciocchi Legal, PLLC

903 2nd Avenue

Salt Lake City, UT 84103

Attn: Mary Piciocchi

Email: Mary@Piciocchi.com

If to the Seller Representative or to Seller (including Seller as Indemnified Party or Indemnifying Party) after the Closing, to:

Shareholder Representative Services LLC

1614 15th Street, Suite 200

Denver, CO 80202

Attn: Managing Director

Facsimile: (303) 623-0294

Telephone: (303) 648-4085

Email: deals@srsacquiom.com

If to Buyer, to:

Synacor, Inc.

40 La Riviere Drive, Suite 300

Buffalo, NY 14202

Attn: Chief Financial Officer

Facsimile: (716) 332-9547

Email: wstuart@synacor.com

With a copy (which will not constitute notice) to:

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

220 W. 42nd Street, 17th Floor

New York, NY 10036

Attn: Brian C. Hutchings, Esq.

Facsimile: (887) 881-3007

Email: bhutchings@gunder.com

9.2 Expenses. Except as otherwise provided in this Agreement, each Party to this Agreement will bear all the fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers and other Representatives and consultants) that are incurred by it in connection with the Transactions contemplated hereby, whether or not such Transactions are consummated (a Party’s “Transaction Expenses”).

9.3 Entire Agreement. The agreement of the Parties, which consists of this Agreement, the Collateral Agreements, the Schedules and Exhibits hereto and thereto and the Confidentiality Agreement sets forth the entire agreement and understanding between the Parties and supersedes any prior agreement or understanding, written or oral, relating to the subject matter of this Agreement.

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9.4 Assignment; Binding Effect; Severability.

(a) This Agreement may not be assigned by any Party hereto without the other Party’s written consent; provided, however, that, following the Closing, Buyer may assign its rights and obligations hereunder to one or more of its Affiliates or a purchaser or acquirer of all or substantially all of the business or assets of Buyer, whether by merger, reorganization, consolidation, amalgamation, sale of stock or assets, but any such assignment will not relieve Buyer of any of its obligations hereunder. This Agreement will be binding upon and inure to the benefit of and be enforceable by the successors, legal representatives and permitted assigns of each Party hereto. The provisions of this Agreement are severable, and in the event that any one or more provisions are deemed illegal or unenforceable the remaining provisions will remain in full force and effect unless the deletion of such provision will cause this Agreement to become materially adverse to either Party, in which event the Parties shall use commercially reasonable efforts to arrive at an accommodation that best preserves for the Parties the benefits and obligations of the offending provision.

(b) Upon a Change of Control of Buyer or its successors and assigns or upon the sale of all or substantially all of any subsidiary, division, business unit or product line relating to the subject matter of this Agreement, whether by merger, sale of assets, sale of stock, or otherwise, the acquirer in any such transaction shall expressly assume the obligations of the Buyer under this Agreement.

(c) If, at the time of enforcement of the covenants contained in Article 5 (the “Restrictive Covenants”), a court holds that the duration, scope or area restrictions stated therein are unreasonable under circumstances then existing, the Parties agree that the maximum duration, scope or area reasonable under such circumstances will be substituted for the stated duration, scope or area and that the court will be allowed and directed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by Law. Seller hereby acknowledges that the Restrictive Covenants are reasonable in terms of duration, scope and area restrictions and are necessary to protect the goodwill of Seller’s Business and the substantial investment in Seller made by Buyer hereunder. Seller further acknowledges and agrees that the Restrictive Covenants are being entered into by it in connection with the sale by Seller of the Purchased Assets and the goodwill of the Business pursuant to this Agreement.

9.5 Dispute Resolution; Venue; and Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any court within San Francisco, California, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of California for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process. Each Party agrees not to commence any legal proceedings related hereto except in such courts.

9.6 Specific Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance

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with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of competent jurisdiction without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity.

9.7 Waiver of Jury Trial. Each Party hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or in connection with this Agreement and the Transactions contemplated hereby. Each Party certifies that no Representative of any other Party has represented to it, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce the foregoing waiver.

9.8 Execution in Counterparts. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, may be executed in two or more counterparts and by the different Parties hereto on separate counterparts, each of which when so executed and delivered will be an original, but all of which together will constitute one and the same instrument. Any such counterpart, to the extent delivered by means of a fax machine or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”) will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party hereto shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such Party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

9.9 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or will (a) confer on any Person other than the Parties hereto and their respective successors or assigns any rights (including third-party beneficiary rights), remedies, obligations or liabilities under or by reason of this Agreement (except for Indemnified Parties as provided in Article 7), or (b) constitute the Parties hereto as partners or as participants in a joint venture. This Agreement will not provide Third Parties with any remedy, claim, liability, reimbursement, cause of action or other right in excess of those existing without reference to the terms of this Agreement (except for Indemnified Parties as provided in Article 7). Nothing in this Agreement will be construed as giving to any Business Employee, or any other individual, any right or entitlement under any benefit plan, policy or procedure maintained by Seller or Buyer. No Third Party will have any right, independent of any right that exists irrespective of this Agreement, under or granted by this Agreement, to bring any suit at law or equity for any matter governed by or subject to the provisions of this Agreement (except for Indemnified Parties as provided in Article 7).

9.10 Other Definitional and Interpretive Matters. Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation will apply:

(a) when a reference is made in this Agreement to an Article, Section, subsection, Exhibit, Annex, Schedule or Recitals, such reference is to an Article, Section or Subsection of, an Exhibit, Annex or Schedule or the Recitals to, this Agreement unless otherwise indicated;

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(b) the headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) the words “include,” “includes” or “including” (or similar terms) are deemed to be followed by the words “without limitation”;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) the word “or” is not limiting or exclusive;

(f) if any action is to be taken by any party hereto pursuant to this Agreement on a day that is not a Business Day, such action will be taken on the next Business Day following such day;

(g) the Parties have participated jointly in the negotiation and drafting hereof; if any ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision hereof; no prior draft of this Agreement nor any course of performance or course of dealing will be used in the interpretation or construction hereof; and

(h) the contents of the Seller Disclosure Schedule (and the other Schedules), Exhibits and Annexes form an integral part of this Agreement and any reference to “this Agreement” will be deemed to include the Schedules, Exhibits and Annexes hereto.

9.11 Waiver of Agreement. Any term or condition hereof may be waived by the Party hereto which is entitled to the benefits thereof by action taken by its Board of Directors or its duly authorized officer or employee; provided, however, that such action shall be evidenced by a written instrument duly executed on behalf of such Party by its duly authorized officer or employee. The failure of either Party to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision nor shall it in any way affect the validity of this Agreement or the right of such Party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement will be held to constitute a waiver of any other or subsequent breach.

9.12 Amendment of Agreement. This Agreement may be amended with respect to any provision contained herein at any time by action of the Parties hereto taken by their Boards of Directors or by their duly authorized officers or employees, whether before or after such Party’s action; provided, however, that such amendment shall be evidenced by a written instrument duly executed on behalf of each Party by its duly authorized officer or employee.

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9.13 Seller Representative. The Seller hereby appoints the Seller Representative as the representative, agent and attorney-in-fact of Seller and each securityholder of Seller for all purposes in connection with this Agreement and the transactions contemplated hereby. In addition, by voting in favor of the adoption of this Agreement, the approval of the principal terms hereof, and the consummation of the transaction or participating in the transaction and/or receiving the benefits thereof, including the right to receive the consideration payable in connection herewith, each securityholder of Seller shall be deemed to have approved the designation of, and hereby designates, Shareholder Representative Services LLC as the Seller Representative. The Seller Representative may resign at any time. The Seller Representative will incur no liability of any kind with respect to any action or omission by the Seller Representative in connection with the Seller Representative’s services in connection with this Agreement, except in the event of liability directly resulting from the Seller Representative’s bad faith, gross negligence or willful misconduct. The Seller and the Seller’s securityholders will indemnify, defend and hold harmless the Seller Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Seller Representative’s execution and performance of this Agreement, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the bad faith, gross negligence or willful misconduct of the Seller Representative, the Seller Representative will reimburse the applicable Seller or Seller securityholder the amount of such indemnified Representative Loss to the extent attributable to such bad faith, gross negligence or willful misconduct. In no event will the Seller Representative be required to advance its own funds on behalf of the Sellers or otherwise. The foregoing indemnities will survive the resignation or removal of the Seller Representative or the termination of this Agreement.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, each party has caused this Asset Purchase Agreement to be duly executed on its behalf by its duly authorized officer as of the date first written above.

SELLER:

Technorati, Inc.

By:	/s/ Shani Higgins
Name:	Shani Higgins
Title:	CEO

BUYER:

Synacor, Inc.

By:	/s/ Himesh Bhise
Name:	Himesh Bhise
Title:	Chief Executive Officer

SELLER REPRESENTATIVE:

Shareholder Representative Services LLC,
solely in its capacity as the Seller Representative

By:	/s/ W. Paul Koenig
Name:	W. Paul Koenig
Title:	Managing Director

SIGNATURE PAGE TO

ASSET PURCHASE AGREEMENT

CONFIDENTIAL TREATMENT REQUESTED

ANNEX A

DEFINITIONS

For all purposes of and under this Agreement, the capitalized terms in this Annex A will have the meanings set forth below.

“Action” means any criminal, judicial, administrative or arbitral action, audit, charge, claim, complaint, demand, grievance, hearing, inquiry, investigation, litigation, mediation, proceeding, subpoena or suit, whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or private arbitrator or mediator.

“Affiliate” when used with reference to any Person, means another Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with such first Person.

“AppNexus Agreement” means the Master Services Agreement between Seller and AppNexus Inc. dated October 1, 2014 and all exhibits, schedules, renewals and extensions thereto.

“Assignment and Bill of Sale” means the Assignment and Bill of Sale attached hereto as Exhibit A.

“Assumed PTO Expenses” means accrued expenses of Seller as of the Closing Date for paid time off, but solely with respect to Business Employees who have consented to Buyer in writing before the Closing to transfer their accrued paid time off to Buyer’s plan, in lieu of a cash payment from Seller upon termination of their employment with Seller. Seller agrees to use its reasonable best efforts to cause each Business Employee to sign such a consent before the Closing. Notwithstanding the foregoing, in no event will Assumed PTO Expenses include the paid time off accrued with respect to [*].

“Assumed Revenue Share Payables” means amounts payable by Seller to website publishers and/or publishers’ representatives as a revenue share due or fixed price fee for advertisements sold by Seller on publishers’ websites, calculated as of the Closing Date; provided that Assumed Revenue Share Payables shall not include the Excluded Revenue Share Payables.

“Assumption Agreement” means the Assumption Agreement attached hereto as Exhibit B.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in San Francisco, CA.

“Business Employees” mean the employees of Seller, all of whom are listed on Section 2.9(a)(i) of the Seller Disclosure Schedule.

[*]	CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

CONFIDENTIAL TREATMENT REQUESTED

“Business Records” mean all books, records, reports, ledgers and files or other similar information (in any form or medium), including product documentation, product specifications, purchasing and sale records, invoices, credit records, price lists, customer lists, vendor lists, mailing lists, warranty information, marketing requirement documents, catalogs, sales promotion literature, advertising materials, brochures, records of operation, standard forms of documents, manuals of operations or business procedures, purchasing materials and records, manufacturing and quality control records and procedures, research and development files and materials, data and laboratory books, invention disclosures, media materials and plates, litigation files, product (including any related software) release orders, research materials and product testing reports, in each case maintained by or on behalf of Seller and used in or held for use in the Business, and in each case excluding any Excluded Records.

“Buyer Fundamental Representations” mean the representations and warranties of Buyer set forth in Section 3.1 (Organization and Qualification), Section 3.2 (Authorization) and Section 3.3 (Binding Effect).

“Buyer Material Adverse Effect” means a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations of the Buyer and the Subsidiaries of Buyer, including that would have a material adverse effect on the ability of Buyer to consummate the Transactions or to perform its obligations under this Agreement or the Collateral Agreements.

“Change of Control” shall mean (i) any acquisition of a Person by a third party by means of any transaction or series of related transactions (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of such Person outstanding immediately prior to such transaction continue to retain (either by such voting securities remaining outstanding or by such voting securities being converted into voting securities of the surviving entity) a majority of the total voting power represented by the voting securities of such Person or such surviving entity outstanding immediately after such transaction or series of transactions, or (ii) a sale, lease, irrevocable and exclusive license or other disposition of all or substantially all of the assets and/or intellectual property of such Person and its Subsidiaries, on a consolidated basis.

“Closing” means the closing of the transactions described in Article 6.

“Closing Date” means the date of the Closing as determined pursuant to Section 6.1.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Collateral Agreements” means (i) the Assignment and Bill of Sale, (ii) the Assumption Agreement, (iii) the Domain Name Assignment, (iv) the Patent Assignment Agreement and (v) the Trademark Assignment Agreement.

“Confidential Information” means any non-public, proprietary information, regardless of the form in which it was or is created, stored, reproduced or disclosed, including Trade Secrets, know-how, Software, Technology, technical information, business information, financial information, marketing plans, business strategies, marketing ideas and concepts, especially with

CONFIDENTIAL TREATMENT REQUESTED

respect to unannounced products and services, present and future product plans, pricing, volume estimates, financial data, product enhancement information, business plans, marketing plans, sales strategies, customer information (including customers’ applications and environments), market testing information, development plans, specifications, customer requirements, data, product and services roadmap information, strategic planning information and other non-public, proprietary information.

“Confidentiality Agreement” means the agreement between Seller and Buyer dated January 27, 2016.

“Contract” means any contract, agreement, indenture, note, bond, loan, instrument, license, lease (including real and personal property leases), conditional sale contract, purchase or sales orders, mortgage, undertaking, commitment, understanding, undertaking, option, warrant, calls, rights or other enforceable arrangement or agreement, whether written or oral.

“Control” means, as to any Person, the possession of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The verb “Control” and the term “Controlled” have the correlative meanings.

“Copyrights” mean all copyrights, whether in published or unpublished works, which include literary works, musical works, dramatic works, pantomimes and choreographic works, pictorial, graphic and sculptural works, motion pictures and other audiovisual works, sound recordings, architectural works, software and any other original works of authorship fixed in any tangible medium of expression (in whatever form now or hereafter existing); rights in databases and data collections; mask work rights; rights to compilations and collective works; rights to derivative works of any of the foregoing; and, registrations and applications for registration for any of the foregoing and any renewals or extensions of such registrations.

“Domain Name Assignment” means the Domain Name Assignment attached hereto as Exhibit C.

“Domain Names” mean Internet electronic addresses, uniform resource locators and alphanumeric designations associated therewith registered with or assigned by any domain name registrar, domain name registry or other domain name registration authority as part of an electronic address on the Internet and all applications for any of the foregoing.

“Employee” means any employee, consultant or independent contractor of Seller.

“Encumbrance” means any lien (statutory or other), claim, charge, security interest, mortgage, pledge, easement, encumbrance, charge or other security interest or matter affecting title, preemptive right, existing or claimed right of first refusal, right of first offer, right of consent, put right, default, or other adverse claim of any kind or nature whatsoever (including any conditional sale or other title retention agreement or other similar restriction or right) affecting the Purchased Assets, but in any event will not include any license, covenant or other similar right or restriction.

CONFIDENTIAL TREATMENT REQUESTED

“Equipment” means all (a) computers, servers, phones, cellular phones, desks, chairs, tables, filing cabinets, copy machines, fax machines, modems and routers, (b) tangible embodiments of software and other Confidential Information, and (c) other tangible personal property.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any other Person under common control with Seller within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder.

“Excluded Contracts” mean all Contracts of Seller that are not Purchased Contracts.

“Excluded Equipment” means the Equipment of Seller that is listed on Schedule 1.2(d).

“Excluded Intellectual Property” means the Intellectual Property of Seller that is listed on Schedule 1.2(e).

“Excluded Records” mean, whether or not such records are used exclusively in the Business, (i) any Tax, financial, accounting, personnel, medical or human resources records of Seller, (ii) any organizational documents, minute books, including stockholder and board of director resolutions, stock ledgers and stock records of Seller and (iii) any books, records (including software records), reports, ledgers and files or other similar information of Seller (in any form or medium) to the extent, for this subsection (iii), (A) any applicable Law prohibits their transfer or (B) Seller is required by Law to retain.

“Excluded Revenue Share Payables” means amounts payable by Seller to website publishers and/or publishers’ representatives as a revenue share due or fixed price fee for advertisements sold by Seller on publishers’ websites, calculated as of the Closing Date, where (i) the aggregate amount payable to the applicable publisher or publisher representative does not exceed $50.00 and (ii) no amounts have become payable to such publisher or publisher representative during the 90 days preceding the Closing Date.

“Excluded Taxes” mean any Liability for any Taxes for any Pre-Closing Tax Period relating to the Purchased Assets or Seller’s operation of the Business or any Liability for the Taxes of any other corporation in the consolidated group of which Seller is a member.

“Fundamental Representations” mean the Buyer Fundamental Representations and the Seller Fundamental Representations.

“GAAP” means U.S. generally accepted accounting principles.

“Generally Available Products” mean all Products, but not including any in-process versions.

“Governmental Authority” means any governmental, regulatory or administrative authority, agency, body, commission or other entity, whether international, multinational, national, regional, state, provincial or of a political subdivision and whether domestic or foreign; any court, judicial body, arbitration board or arbitrator; any tribunal of a self-regulatory organization; or any instrumentality of any of the foregoing.

CONFIDENTIAL TREATMENT REQUESTED

“Governmental Permits” mean all governmental permits and licenses, certificates of inspection, approvals or other authorizations.

“Holdback Cash Consideration” is defined in Section 1.3.

“Holdback Release Date” means the 12-month anniversary of the Closing Date.

“Indemnified Party” means any Person entitled to, or seeking, indemnification, compensation or reimbursement under the terms of this Agreement.

“Indemnifying Party” means any Party obligated to provide indemnification, compensation or reimbursement to an Indemnified Party under the terms of this Agreement.

“Intellectual Property” means Copyrights, Domain Names, Patents, Trademarks and Trade Secrets, mask works rights, sui generis database rights, moral rights and other intellectual property rights, and all business, contract rights and goodwill, including the right to sue for past, present and future infringement, misappropriation or other violation thereof, and all precursors, portions and work in progress, inventions, works of authorship, mask works, technology, information, know-how, materials and tools relating thereto or to the development, production, use, support or maintenance thereof.

“IRS” means the U.S. Internal Revenue Service.

“Key Employee” means each of Shani Higgins, Abderrezak Kamel and Michele Slack.

“Knowledge of Seller” or “to Seller’s Knowledge” or similar words or phrases relating to knowledge of Seller means the actual knowledge of the following officers of Seller: Shani Higgins and Abderrezak Kamel, after reasonable inquiry of the direct employee reports of such officers that have knowledge of the subject matter of the applicable representation or warranty of Seller in Article 2.

“Law” means the law of any jurisdiction, whether international, multilateral, multinational, national, federal, state, provincial, local or common law, an Order or act, statute, ordinance, regulation, rule, collective bargaining agreement, extension order or code promulgated by a Governmental Authority.

“Leases” are defined in Section 2.7(b).

“Liability” means any and all debts, liabilities and obligations of any kind, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or undeterminable, on- or off-balance sheet, including those arising under any Law, Action or Order and those arising under any Contract or otherwise.

“Loss” or “Losses” means any liability, loss, damage, Tax, deficiency, Encumbrance (other than a Permitted Encumbrance), settlement cost, fine, cost, interest, award, judgment,

CONFIDENTIAL TREATMENT REQUESTED

penalty, charge, including reasonable attorneys’ fees and consultants’ fees and expenses actually incurred, and including any out-of-pocket expenses incurred in connection with investigating, defending against or settling any of the foregoing, but excluding any consequential, incidental, indirect, special, punitive or exemplary damages (except to the extent that such damages are awarded in a non-appealable judgment or court order to a Third Party in connection with a Third Party Claim).

“Material Adverse Effect” means any change, effect, event, occurrence or state of facts that is, or is reasonably likely to be, either individually or when aggregated with all other changes, effects, events, occurrences or states of facts, materially adverse to (i) the business, condition (financial or other) or results of operations of the Business, (ii) the Purchased Assets or Assumed Liabilities, or (iii) Seller’s ability to consummate the Transactions, in each case other than any change, effect, event, occurrence or state of facts (A) resulting from conditions in the United States or foreign economies, banking or securities markets, (B) resulting from conditions in the industry in which the Business operates in general and not specifically relating to the Business, or (C) resulting from the announcement or pendency of the Transactions (including any action or inaction by the customers, suppliers, distributors, employees or competitors of Seller).

“Object Code” means one or more computer instructions in machine readable form (whether or not packaged in directly executable form), including any such instructions that are readable in a virtual machine, whether or not derived from Source Code, together with any partially compiled or intermediate code that may result from the compilation, assembly or interpretation of any Source Code. Object Code includes firmware, compiled or interpreted programmable logic, libraries, objects, routines, modules, bytecode, machine code, and middleware.

“Order” means any decision, ruling, charge, order, writ, judgment, injunction, decree, stipulation, determination, award or binding agreement issued, promulgated or entered by or with any Governmental Authority.

“Patent Assignment Agreement” means the Patent Assignment Agreement attached hereto as Exhibit D.

“Patents” mean all patents, industrial and utility models, industrial designs, petty patents, patents of importation, patents of addition, certificates of invention, and any other indicia of invention ownership issued or granted by any Governmental Authority, including all provisional applications, priority and other applications, divisionals, continuations (in whole or in part), extensions, reissues, re-examinations or equivalents or counterparts of any of the foregoing.

“Pension Plan” means each “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA).

“Permitted Encumbrances” mean any (i) liens for Taxes, assessments and other governmental charges, liens of landlords, carriers, warehousemen, mechanics or materialmen incurred in the ordinary course of business, in each case for sums not yet due and payable or due but not delinquent or for sums being contested in good faith by appropriate proceedings, (ii) liens

CONFIDENTIAL TREATMENT REQUESTED

incurred or deposits made in the ordinary course of the Business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure statutory the performance of tendering, statutory obligations, surety and appeal bonds and other similar obligations, and (iii) licenses granted to customers of Seller.

“Person” means any natural person, general or limited partnership, corporation, limited liability company, joint venture, trust, firm, association or other legal or governmental entity.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, in the case of any Straddle Period, the portion of such Straddle Period ending on the Closing Date.

“Products” mean the advertising technology products, applications and services offered by Seller, including the products referred to as “Contango” and “SmartWrapper.”

“Purchased Contracts” mean the Contracts set forth on Schedule 1.1(d).

“Purchased Equipment” means Equipment (other than Excluded Equipment) owned or leased by Seller and used or held for use in, the operation of the Business, including (A) the Equipment that is listed on Schedule 1.1(e), and (B) tangible embodiments of software residing on the Equipment referred to in the foregoing clause (A).

“Purchased Intellectual Property” means (i) the Trademarks listed on Schedule 1.1(a)(i); (ii) the Domain Names listed on Schedule 1.1(a)(ii); (iii) all Copyrights listed on Schedule 1.1(a)(iii); (iv) the Patents listed on Schedule 1.1(a)(iv); (v) to the extent not listed on the foregoing schedules and other than Excluded Intellectual Property, all Copyrights, Trade Secrets and Patents used in the Products or the Purchased Technology (including all Object Code and Source Code versions of the Products); and (vi) all Intellectual Property Rights relating thereto.

“Purchased Technology” means the Technology owned by Seller and used in the Products.

“Receivables” mean accounts receivable recorded in accordance with historical business practices regarding the booking and fulfillment of orders, notes receivable or similar items, together with any unpaid interest or fees accrued thereon or other amounts receivable with respect thereto, and any claim, remedy or other right related to any of the foregoing.

“Representatives” mean, with respect to any Person, such Person’s officers, directors, employees, agents, counsel, accountants, financial advisors, lenders, consultants and other representatives; provided, however, that in respect of Seller, after the Closing Date, “Representatives” will not include any Business Employee.

“Seller Benefit Plan” means each Pension Plan, Welfare Plan and any other employment, bonus, profit sharing, deferred compensation, incentive compensation, stock ownership, stock option, stock purchase, phantom stock, performance, retirement, thrift, savings, stock bonus, excess benefit, supplemental unemployment, paid time off, perquisite, fringe benefit, vacation, sick leave, severance, disability, death benefit, hospitalization, medical, dental, life insurance, welfare benefit or other plan, program or arrangement (whether written or unwritten), in each case, maintained or contributed to, or required to be maintained or contributed to, by Seller or any of its ERISA Affiliates in which Business Employees participate.

CONFIDENTIAL TREATMENT REQUESTED

“Seller Disclosure Schedule” means the disclosure schedule dated as of the date hereof and delivered by the Seller to the Buyer.

“Seller Fundamental Representations” mean the representations and warranties of Seller set forth in Section 2.1(a) (Organization and Qualification), Section 2.2 (Authorization), Section 2.3 (Binding Effect), Section 2.5(a) (Title), Section 2.11 (Intellectual Property), Section 2.12 (Taxes), and Section 2.17 (Brokers).

“Seller Real Property” is defined in Section 2.7(a).

“Software” means computer software, programs and databases in any form, including Source Code, Object Code, operating systems and specifications, data, databases, database management code, firmware, utilities, graphical user interfaces, menus, images, icons, forms and software engines, and all related documentation, developer notes, comments and annotations.

“Source Code” means one or more statements in human readable form, including comments, definitions and annotations, which are generally formed and organized to the syntax of a computer or programmable logic programming language (including such statements in batch or scripting languages and including hardware definition languages such as VHDL), together with any and all text, data and data structures, diagrams, graphs, charts, presentations, manuals, instructions, commands, procedures, schematics, flow-charts and other work product or information that describe the foregoing.

“Straddle Period” means any Tax period that begins before and ends after the Closing Date.

“Subsidiary” of any Person means any other Person (1) of which the first Person owns directly or indirectly 50% or more of the equity interest in the other Person or (2) of which (or in which) an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is directly or indirectly owned or Controlled by the first Person, by such Person with one or more of its Subsidiaries or by one or more of such Person’s other Subsidiaries or (3) in which the first Person has the contractual or other power to designate a majority of the board of directors or other governing body.

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with respect to Taxes.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (i) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible),

CONFIDENTIAL TREATMENT REQUESTED

environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

“Technology” means (i) Software (including software development kits, APIs, computer programs, codecs, interfaces, software implementations of algorithms and models and methodologies), whether in Source Code, Object Code, or other form, (ii) databases, compilations, collections of data and data, (iii) inventions (whether or not patentable), (iv) methods and processes, (v) designs and schematics, (vi) know-how and (vii) works of authorship, including documentation (e.g. user manuals and training materials). Technology does not include Intellectual Property rights, including any Intellectual Property rights in any of the foregoing.

“Third Party” means any Person not an Affiliate of the other referenced Person or Persons.

“Trade Secrets” mean anything that would constitute a “trade secret” under applicable law, including inventions (whether patentable or not), industrial designs, discoveries, improvements, ideas, designs, models, formulae, patterns, compilations, data collections, drawings, blueprints, mask works, devices, methods, techniques, processes, know how, customer lists, software, technical information, business information and other Confidential Information.

“Trademark Assignment Agreement” means the Trademark Assignment Agreement attached hereto as Exhibit E.

“Trademarks” mean trademarks, service marks, fictional business names, trade names, commercial names, certification marks, collective marks, and other proprietary rights to any words, names, slogans, symbols, logos, devices or combinations thereof used to identify, distinguish and indicate the source or origin of goods or services; registrations, renewals, applications for registration; equivalents and counterparts of any of the foregoing; and, the goodwill of the business associated with each of the foregoing.

“Welfare Plan” means each “employee welfare benefit plan” (within the meaning of Section 3(1) of ERISA).

“WeWork Agreement” means that certain Membership Agreement between Seller and WW 995 Market LLC dated August 15, 2015.

CONFINDENTIAL TREATMENT REQUESTED

OMITTED ATTACHMENTS TO THE ASSET PURCHASE AGREEMENT

Certain attachments to the Asset Purchase Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Synacor hereby undertakes to provide to the Securities and Exchange Commission copies of such documents upon request; provided, however, that Synacor reserves the right to request confidential treatment for portions of any such documents.

EXHIBITS

Exhibit A	Assignment and Bill of Sale
Exhibit B	Assumption Agreement
Exhibit C	Domain Name Assignment
Exhibit D	Patent Assignment Agreement
Exhibit E	Trademark Assignment Agreement

SCHEDULES

Schedules 1.1(a)	Purchased Intellectual Property
1.1(a)(i)	Trademarks
1.1(a)(ii)	Domain Names
1.1(a)(iii)	Copyrights
1.1(a)(iv)	Patents
Schedule 1.1(d)	Purchased Contracts
Schedule 1.1(e)	Purchased Equipment
Schedule 1.2(d)	Excluded Equipment
Schedule 1.2(e)	Excluded Intellectual Property
Schedule 3.4	Buyer Consents
Schedule 6.4(e)	Seller Consents

Seller Disclosure Schedule